

FIRST FARMERS®

Member FDIC

For the life *you* lead®.

2010 ANNUAL REPORT

2010 REPORT TO SHAREHOLDERS

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

Condensed statements, December 31, 2010 and December 31, 2009 (In thousands of Dollars)

ASSETS	2010	2009	%change
Cash and due from banks	$32,499	$33,463	-2.9%
United States government securities (including agencies & mortgaged backed securities)	153,741	148,085	3.8%
Municipal and other securities	122,414	107,766	13.6%
Loans, less unearned income and allowance for possible loan losses	549,759	567,726	-3.2%
Bank premises and equipment, at cost less allowance for depreciation and amortization	22,842	20,625	10.7%
Other assets	60,454	57,363	5.4%
TOTAL ASSETS	**$941,709**	**$935,028**	**0.7%**
LIABILITIES			
Deposits	$791,826	$772,325	2.5%
Federal funds purchased and securities sold under repurchase agreements	5,813	5,856	-0.7%
Other liabilities	37,848	49,674	-23.8%
TOTAL LIABILITIES	**$835,487**	**$827,855**	**0.9%**
SHAREHOLDERS' EQUITY			
Common Stock	$ 54,300	$ 55,070	-1.4%
Additional paid in capital	—	—	0.0%
Noncontrolling interest – preferred stock	95	95	0.0%
Retained earnings	52,636	51,264	2.7%
Accumulated other comprehensive income	-809	744	-208.7%
TOTAL EQUITY	**$106,222**	**$107,173**	**-0.9%**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$941,709**	**$935,028**	**0.7%**

FIRST FARMERS AND MERCHANTS CORPORATION is a bank holding company headquartered in Columbia, Tennessee. Its sole subsidiary is First Farmers & Merchants Bank. First Farmers operates 17 banking locations in a seven-county area in Middle Tennessee that includes Maury, Lawrence, Marshall, Hickman, Giles, Dickson and Williamson counties. It is distinguished by its commitment to traditional, personal banking relationships that incorporate state-of-the-art technology to provide the highest possible level of service. Since the bank's establishment in 1909, it has worked to uphold the motto, "Dedicated to Community Service."

For more information: First Farmers and Merchants Corporation, 816 South Garden Street, Columbia, TN 38401
(931) 388-3145 | 800-882-8378 | www.myfirstfarmers.com | Member FDIC

LETTER FROM THE CEO




AVERAGE DEPOSITS
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2005
2006
2007
2008
2009
2010


AVERAGE ASSETS
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
2005
2006
2007
2008
2009
2010


BOOK VALUE PER SHARE
$20.00
$19.50
$19.00
$18.50
$18.00
$17.50
$17.00
$16.50
$16.00
$15.50
2002
2003
2004
2005
2006
2007
2008
2009
2010

To our shareholders:

Despite a difficult economy in 2010, we are pleased to report our financial performance and believe that today we are appropriately positioned for the future. Indeed, we are truly blessed.

It was a year of further stability and profitability for the bank, as these select financial highlights show:

- Net income of $7,206,000
- Total shareholders' equity of $106,222,000
- Core book value increased 2.0%
- Total assets increased 0.7%
- Total deposits up 2.5%

We recently paid our 118th consecutive semi-annual dividend and distributed more than $4 million to our Shareholders in 2010. We are also very pleased that our Trust Department went over $3 billion dollars in fiduciary assets in 2010 for the first time. The charts on the left paint a dramatic picture of our success over the past year.

As far as other highlights, early in 2010, we launched our bank's new "First Farmers" brand to better differentiate us from competitors and underscore a renewed commitment to strong relationships, community service, financial strength and stability. We continued our devotion to community service by supporting a number of vital community projects. Plus, at a time when few banks are expanding, we're about to open our 18th branch office – this one in the fast-growing Port Royal area of Spring Hill.

I urge you to examine this report to review all of our successes during 2010.

I cannot emphasize enough that these results are possible because of the efforts of a visionary board, innovative managers and a truly dedicated, creative team of employees. They are all outstanding people and it's my pleasure to count them as co-workers and thank them here, on behalf of our loyal customers, for the invaluable contributions they make.

It's often been said that achievements can best be seen against a backdrop of adversity. In First Farmers' case, that can rightfully be said about the year just ended, a time when we saw strong successes in an environment of great difficulties throughout our nation. As an investor in First Farmers, you can take comfort that nothing has deterred us from the financial results we seek. We are always ready to help our customers, friends and investors "For The Life You Lead."

Thank you for your continued support of First Farmers and Merchants Corporation.

T. Randy Stevens

T. Randy Stevens
Chairman and CEO
First Farmers and Merchants Corporation

BOARD OF DIRECTORS



T. Randy Stevens
CHAIRMAN AND CEO
FIRST FARMERS
AND MERCHANTS
CORPORATION/FF&MB



Timothy E. Pettus
PRESIDENT
FIRST FARMERS
AND MERCHANTS
CORPORATION/FF&MB



Kenneth A. Abercrombie
RETIRED, PRESIDENT
LORETTO CASKET CO., INC.



James L. Bailey
MAYOR
MAURY COUNTY, TENNESSEE



M. Darlene Baxter
RETIRED, VICE PRESIDENT -
AFFILIATE SERVICES
MAURY REGIONAL
MEDICAL CENTER



H. Terry Cook, Jr.
PRESIDENT
COOK PROPERTIES, INC.



Thomas Napier Gordon
ATTORNEY AND
MANAGING PARTNER
GORDON BROTHERS PROPERTIES



Dr. O. Rebecca Hawkins
RETIRED, PRESIDENT
COLUMBIA STATE
COMMUNITY COLLEGE



Dr. Joseph W. Remke, III
OPTOMETRIST



Matthew M. Scoggins, Jr.
CEO
TENNESSEE FARMERS
INSURANCE COMPANIES



W. Lacy Upchurch
PRESIDENT
TENNESSEE FARM BUREAU
FEDERATION



William R. Walter
RETIRED, CEO
MAURY REGIONAL
HEALTHCARE SYSTEMS



Dan C. Wheeler
RETIRED, DIRECTOR
UT CENTER FOR
PROFITABLE AGRICULTURE



Dr. David S. Williams
ORTHODONTIST



W. Donald Wright
PHARMACIST

NEW MEMBERS - BOARD



Jonathan M. Edwards is president and CEO of Lawrenceburg-based Edwards Group of Companies, which includes Edwards Oil Company of Lawrenceburg, Edwards Oil Company Inc., South Tennessee Oil Company, Edwards Land Company and Edwards Real Estate.

He began his career as a plant manager for Edwards Oil Company and later succeeded his father as the third-generation president and CEO of the Edwards Group of Companies.

A graduate of the University of North Alabama, he is the immediate past president of the Tennessee Fuel & Convenience Association and vice chairman of the Lawrence County Joint Community Industrial Development Board. He has also served, among other positions, as chair of the Lawrence County Chamber of Commerce, as president of Leadership Lawrence County Alumni, as a member of the Foundation Board of Columbia State Community College, and as chair of the Board of Trustees of Lifepoint Crockett Hospital.

Edwards has been a member of the Lawrence County Advisory Board for First Farmers since 2002. He is married to the former Cynthia Leigh Bruce and they have a son and a daughter.



Dalton M. Mounger is an attorney who has practiced in Columbia since 1986. He specializes in business, tax, personal, corporate and trial law and previously practiced with law firms in both Columbia and Jackson, Mississippi.

A graduate of The University of Mississippi where he received his Bachelor of Business Administration degree in 1972 and Juris Doctor degree in 1976, he also became a certified public accountant in 1974.

Mounger has served on the board of directors of the Maury Alliance, the Maury County Public Education Foundation, the Maury County YMCA, the Columbia State Community College Foundation, Main Street, CASA of Maury County, Inc. and the Kiwanis Club of Columbia. He served in 2010 as the president of the Maury County Bar Association.

He has been a member of the First Farmers Maury County Advisory Board since 2009. He is married to the former Roben McKnight and they have two daughters.

Please contact: Patricia P. Bearden, Chief Financial Officer, for any information contained in this report.

Notice of Annual Shareholders Meeting: Tuesday, April 19, 2011 at 4:00 p.m.
Location: Waymon L. Hickman Building; Cherry Theater, Columbia State Community College campus

IMAGES FROM 2010












WESLEY FOUNDATION





1) People Helping People Luncheon where First Farmers gave $30,000 to help revitalize East Columbia

(2) Donation to the Boys & Girls club of Maury County

(3) School supply donation with Brent Allred and William Draper, who works for the Wesley Foundation

(4) Ground breaking for the new Port Royal Branch Office

(5) Baseball pro Daniel Uggla at the Boys & Girls club golf tournament

(6) Nancy Adkisson and Lynda Prosser have very devoted customers at the Hot Dog Day at High Street Branch

(7) Tillman Knox and Tim Pettus at Boys & Girls club golf tournament

(8) Electronic banker Aron Stosberg receiving the Innovation Award for 2010


9


13


10


14


Franklin CINEMA
SAVE THE FRAN LIN THEATRE ORG
FRANKLIN THEATRE
15


11


12


16


17

(9) Boys & Girls club golf tournament

(10) David Weathers receiving the 2010 Achievement Award

(11) Ladies Who Launch Marshall County luncheon

(12) Valedictorian and Salutatorian luncheon

(13) First Farmers University Class of 2010

(14) Habitat for Humanity

(15) Franklin Theatre Renovation Funding

(16) Core processor signing with Paul Danola (FIS) and Andy Wycoff (A. Wycoff Consulting)

(17) 2010 Flood in Centerville

A SIGN OF RENEWAL LAUNCHES BANK'S SECOND CENTURY

The afternoon of January 19, 2010, was a milestone in the history of First Farmers & Merchants Bank. On that day, T. Randy Stevens and Tim Pettus unveiled a new sign posted outside of the bank's Main Office in Columbia. The familiar F&M Bank logo was gone, and in its place was a new brand identity featuring a fresh, contemporary graphic treatment of the words "First Farmers" crowned with three golden arches – or "crop rows" – above it. Over the next six months, the new logo was incorporated into all signs, ATMs, statements, marketing materials and even some employee clothing.

Bank employees, customers and shareholders alike have enthusiastically embraced the new First Farmers brand as the Bank successfully ushered in the start of its second century of service. More importantly, the new brand signified a renewed commitment to Relationships, Community Service and Financial Strength – the bank's core principles.


F&M
FIRST FARMERS &
MERCHANTS BANK
Member FDIC

3


FIRST FARMERS®
Member FDIC
For the life you lead®

4

FIRST FARMERS

Introducing a new look for an old friend.

We're First Farmers & Merchants Bank, and for 100 years we've been helping Middle Tennessee families buy homes, start businesses, plan their children's education and save for the future.

And now, as we begin our second century of service, we are proud to introduce our new logo as a sign of our renewed commitment to strong relationships, community service and financial strength and stability.

Soon, you'll be seeing our new First Farmers logo on our office signs, advertising and elsewhere. We hope that you continue to recognize us as the community neighbor who's always been here for you--the bank down the street.

With over $900 million in assets, First Farmers & Merchants Bank is one of Tennessee's strongest independent financial institutions. For this we have our customers and communities to thank. If you're not a customer, we invite you to come in and discover why First Farmers is the best bank for the life you lead. Visit us online at www.myfirstfarmers.com

MAURY COUNTY LOCATIONS

Main Office
South Garden Street

Northside Office
Nashville Hwy.

Campbell Plaza Office
South James Campbell Blvd.

Mt. Pleasant Office
North Main Street

Hatcher Lane Office
South James Campbell Blvd.

Spring Hill Office
Main Street

First Farmers & Merchants Bank. Member FDIC

FIRST FARMERS
For the life you lead.

5

(1) First Farmers executives celebrate unveiling of new signage

(2) First Farmers executives announce new brand identity

(3) Old F&M Bank logo

(4) New First Farmers logo

(5) Ad campaign introducing new logo to communities

(6) Unveiling of new First Farmers sign at Northside Office

(7) Unveiling of new First Farmers sign at Main Office


FIRST FARMERS

1


FIRST FARMERS &
MERCHANTS BANK
FIRST FARMERS

2



6


FIRST FARMERS

7

2010 OFFICERS

T. RANDY STEVENS, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

TIMOTHY E. PETTUS, PRESIDENT

JOHN P. TOMLINSON, III, CHIEF ADMINISTRATIVE OFFICER

N. HOUSTON PARKS, GENERAL COUNSEL

JOHN T. COTHAM, EXECUTIVE VICE PRESIDENT/HUMAN RESOURCES

MICHAEL L. AYER, SENIOR CREDIT POLICY OFFICER

M. HARVEY CHURCH, MAURY COUNTY PRESIDENT

BARRY B. WHITE, SENIOR TRUST OFFICER

LESLIE R. BROOKS, III, SENIOR COMMERCIAL RELATIONSHIP MANAGER

MARTHA M. MCKENNON, VICE PRESIDENT AND EXECUTIVE ASSISTANT

PATRICIA P. BEARDEN, CHIEF FINANCIAL OFFICER/CASHIER

BRIAN K. WILLIAMS, SENIOR EXECUTIVE COMMERCIAL BANKING

RICHARD R. BENSON, VICE PRESIDENT

JASON N. BLEDSOE, SENIOR CREDIT ADMINISTRATION OFFICER

APRIL T. BOBB, ASSISTANT TRUST OFFICER

KIM A. BOONE, SENIOR PERSONAL TRUST OFFICER

LARRY D. BROWN, LAWRENCE COUNTY SENIOR BANKING EXECUTIVE

PAUL T. BUTTS, JR., SENIOR EXECUTIVE RETAIL BANKING

BARBARA CAPPS, MARSHALL COUNTY SENIOR BANKING EXECUTIVE

JOANNA L. CHANDLER, BANK INFORMATION SECURITY OFFICER

SHELA G. CHESSOR, VICE PRESIDENT

ROBERT M. CREWS, JR., VICE PRESIDENT

DAVID M. EDWARDS, FIRST VICE PRESIDENT

SUZANNE ESTES, ASSISTANT VICE PRESIDENT

TIBY COPE FERGUSON, VICE PRESIDENT/BUSINESS DEVELOPMENT OFFICER FOR LAWRENCE, GILES, AND MARSHALL COUNTIES

DONNA C. GANDEE, BUSINESS CONTINUITY PLAN OFFICER

MICHELLE GARDNER, ASSISTANT VICE PRESIDENT/ PLATFORM ADMINISTRATOR

MIRIAM T. GREEN, BRANCH MANAGER II

MELISSA GOODMAN, BUSINESS BANKING RELATIONSHIP OFFICER

BILLY R. HARVEL, VICE PRESIDENT

JUDY M. HICKMAN, BRANCH ADMINISTRATOR

LINDA L. HICKS, FIRST VICE PRESIDENT/DIRECTOR OF OPERATIONS

CARLA HINSON, HICKMAN COUNTY SENIOR BANKING EXECUTIVE

R. CRAIG HOLLAND, WILLIAMSON COUNTY PRESIDENT

MARCUS F. HOUSTON, GILES COUNTY SENIOR BANKING EXECUTIVE

STEPHEN K. HUGHES, SENIOR TRUST ADMINISTRATION OFFICER

CHARLES F. ISAACS, SENIOR COMMERCIAL RELATIONSHIP MANAGER

KATHY W. LAFFERTY, COMMERCIAL BANKING OFFICER

ROBERT C. MATTHEWS, CONTROLLER

MARIE E. MCGREW, INTERNAL CONTROLS OFFICER

CAROL D. MESSER, BRANCH MANAGER, RETAIL LENDING

RICHARD J. MULLEN, FIRST VICE PRESIDENT AND TRUST OFFICER

JUDY M. MUSGRAVE, BUSINESS BANKING RELATIONSHIP OFFICER

LINDA PEARSON, CAREER DEVELPOMENT OFFICER

JOSEPH E. REEVES, JR., FIRST VICE PRESIDENT

BRENDA S. RISNER, ASSISTANT VICE PRESIDENT

C. LYNN ROSS, DIRECTOR OF LOAN SERVICING

RICHARD SEVIER, SENIOR COMMERCIAL RELATIONSHIP MANAGER

C. STACEY SHEDD, VICE PRESIDENT

ANITA G. SIMMONS, MANAGER OF MANAGEMENT INFORMATION SYSTEMS (MIS)

TERRY D. SKILLINGTON, ASSISTANT VICE PRESIDENT

GLYNIS D. SMITH, SECURITY/AUDIT OFFICER

LARISSA THOMAS, BANKING OFFICER

LINDA THOMASON, VICE PRESIDENT/TRUST OFFICER

DEBORAH TILFORD, COMMERCIAL PORTFOLIO OFFICER

GAIL E. TINDALL, CHIEF COMPLIANCE OFFICER

SHANNON TIDWELL, INFORMATION TECHNOLOGY OFFICER

AMY VAUGHT, ASSISTANT VICE PRESIDENT/TRUST OFFICER

TERESA WALKER, BANK MANAGER

PAM WHITE, ASSISTANT CONTROLLER

WILLIAM F. WHITE, JR., SENIOR EXECUTIVE MORTGAGE BANKING

ROSEANN G. WILLIAMS, SENIOR BENEFITS TRUST OFFICER

JULIA R. WOLAVER, VICE PRESIDENT AND OFFICE MANAGER

MCCOY ZACHRY, CREDIT OFFICER AND MANAGER OF SPECIAL ASSETS

DICKSON COUNTY:
WHITE BLUFF
White Bluff Office & ATM
2011 Highway 47 North
(615) 797-3153

GILES COUNTY:
PULASKI
Martin House Office & ATM
302 South Second St.
(931) 363-3830

HICKMAN COUNTY:
BON AQUA
East Hickman Office & ATM
9512 Highway 46
(931) 670-0090

CENTERVILLE
Centerville Office & ATM
116 Church St.
(931) 729-3522

LAWRENCE COUNTY:
LAWRENCEBURG
Locust Avenue Office & ATM
1501 North Locust Avenue
(Open Saturday)
(931) 762-6490
Crockett Office & ATM
116 West Gaines St.
(931) 766-5650

LORETTO
Loretto Office & ATM
201 S. Military St.
(931) 853-4358

MARSHALL COUNTY:
CHAPEL HILL
Chapel Hill Office & ATM
214 Horton Pkwy. North
(931) 364-2062

LEWISBURG
Ellington Office & ATM
260 North Ellington Pkwy.
(Open Saturday)
(931) 359-6222

MAURY COUNTY:
COLUMBIA
Main Office & ATM
816 South Garden Street
(931) 388-3145 or
1-800-882-8378
Campbell Plaza Office – Kroger ATM
1202 South James Campbell Blvd.
(Open Saturday)
(931) 380-8278
Hatcher Lane Office & ATM
1501 South James Campbell Blvd.
(931) 380-8260
High Street Drive-Through
515 N. High St.
(931) 380-8291
Northside Office & ATM
901 Nashville Hwy.
(Open Saturday)
(931) 380-8340
MT. PLEASANT
Mt. Pleasant Office & ATM
128 North Main St.
(931) 379-3292

SPRING HILL
Spring Hill Office & ATM
5398 Main St.
(931) 486-2212

COMING SOON
Port Royal Office & ATM
4871 Port Royal Rd.

WILLIAMSON COUNTY:
FRANKLIN
Cool Springs Office & ATM
300 Billingsly Court
(615) 771-6484

ADDITIONAL ATMS ARE LOCATED AT:

Maury Regional Medical Center, Columbia*
Columbia State Community College*
Columbia Quik Mart*,
1517 Hampshire Pike
Lawrenceburg Crockett Hospital*
1607 S. Locust Ave.
Lawrenceburg Quik Mart*,
710 East Gaines Street
Lawrenceburg Super Stop*,
1904 West Gaines Street
Lewisburg Downtown,
121 Second Avenue South
Lewisburg On the Run Market*,
1550 Franklin Pike
Marshall Plaza*,
1748 Mooresville Hwy.
Tennessee Farm Bureau
147 Bear Creek Pike

* Cash dispenser only


Houston County
Montgomery County
Dickson County
TN 49
TN 48
White Bluff
Cheatham County
US 70
Humphreys County
I-40
TN 46
East Hickman
TN 100
TN 7
Williamson County
US 31
Franklin
I-65
TN 50
Centerville
Hickman County
Spring Hill
Rutherford County
Columbia
Chapel Hill
Perry County
Maury County
US 412
TN 99
US 31A
Bedford County
N
Lewis County
US 43
Mt. Pleasant
TN 64
Lewisburg
Marshall County
Lawrence County
Wayne County
Lawrenceburg
Giles County
Pulaski
Lincoln County
Loretto

FIRST FARMERS.
SERVICE AREA

First Farmers & Merchants Bank Locations


FIRST FARMERS®
For the life you lead®

2010 FINANCIAL REPORTS

COMPARATIVE PERFORMANCE

Set forth below is a graph comparing the yearly change in the cumulative total shareholder return on the common stock of First Farmers and Merchants Corporation (FF&M in the graph) against the cumulative total return of the S&P 500 Index and the Dow Jones Select Regional Bank Index for the five-year period commencing December 31, 2005 and ending December 31, 2010.



$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
2005
2006
2007
2008
2009
2010
FF&M *
DOW JONES SELECT REGIONAL BANK INDEX **
S & P 500 ***

VALUE OF $100 INVESTED ON DECEMBER 31, 2005

	2005	2006	2007	2008	2009	2010
FF&M *	$ 100.00	$ 105.56	$ 107.03	$ 104.28	$ 95.44	$ 70.41
DOW JONES SELECT REGIONAL BANK INDEX **	100.00	114.92	85.86	56.93	50.97	61.65
S & P 500 ***	100.00	115.78	122.14	76.96	97.33	112.01

* Assumes that the value of the investment in FF&M was $100 on December 31, 2005, with all dividends reinvested.
** Assumes that the value of the investment in the index was $100 on December 31, 2005, with all dividends reinvested.
*** Assumes that the value of the investment in the index was $100 on December 31, 2005, with all dividends reinvested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "forecasts," "hopes," "may," "plans," "will," or "anticipates," or the negatives of such terms. We caution you not to place undue reliance on such forward-looking statements in this report because results could differ materially from those anticipated as a result of a variety of factors. These forward-looking statements include, without limitation, those relating to the quality of service provided to customers, reduction in net loans, the effect of fluctuating interest rates on net interest income, the stability of market rates, adequate access to capital to meet liquidity needs, capital expenditures, the completion of our new branch, cash dividends, cash flows on impaired loans, the present value of servicing income, deferred tax assets, potential issuance of shares, the fair value of bonds, impairment of securities, lease commitments, troubled debt restructurings, the Federal Home Loan Bank of Cincinnati (the "FHLB") credit line, repayment of loans by borrowers, legal claims, capital adequacy requirements, fair value valuation methodologies, fair value of other assets, valuation of financial instruments, post-retirement benefit payments, interest rate sensitivity and risk, diversification of the loan portfolio, gross interest income, the adequacy of allowance for loan and lease losses, the loan concentration, expected maturity of investment securities, intent of management to hold certain loans until maturity or payoff, the value of underlying collateral and the impact of accounting standards on the financial statements. Factors that could affect our results include, but are not limited to, changes in economic conditions; fluctuations in prevailing interest rates and the effectiveness of our risk monitoring systems; our ability to maintain credit quality; our ability to provide market competitive products and services; laws and regulations affecting financial institutions in general; our ability to operate and integrate new technology; the effectiveness of our interest rate hedging strategies; government fiscal and monetary policies; changes in our operating or expansion strategy; changes in our assumptions or estimation methodologies; the availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity; limitations on our ability to pay dividends and to meet our cash obligations; assumption and judgments about the collectability of our loan portfolio; our ability to compete with other financial services companies and other factors generally understood to affect the financial results of financial services companies.

EXECUTIVE OVERVIEW

General

First Farmers and Merchants Corporation (the "Corporation") was incorporated on March 31, 1982 as a Tennessee corporation. As of December 31, 2010, the only direct subsidiary of the Corporation was First Farmers and Merchants Bank (the "Bank"), which conducts the principal business of the consolidated company. The Bank was organized as a national bank in 1954 as a successor to a state bank that was organized in 1909. The Bank remained a national bank until July 5, 2005, when it converted back to a state-chartered bank and changed its name from First Farmers and Merchants National Bank to First Farmers and Merchants Bank. The principal executive offices of the Corporation are located at 816 South Garden Street, Columbia, Maury County, Tennessee. Management of the Corporation evaluates the financial condition of the Corporation in terms of the Bank's operations within its service area.

All dollar amounts in this report, other than per-share amounts, are in thousands unless otherwise noted.

Financial Condition

The Corporation's assets consist primarily of its investment in the Bank and other smaller investments. Its primary activities are conducted through the Bank. The Bank is committed to providing quality services in diverse markets and a changing interest rate environment. Management hopes to provide Bank customers the quality service of a community bank and the safety and strength of a regional bank.

At December 31, 2010, the Corporation's consolidated total assets were $941,709, its consolidated net loans were $549,759, its total deposits were $791,826 and its total shareholders' equity was $106,222. The economic climate in the Corporation's market area of Middle Tennessee continued to show signs of weakness in 2010. This continued weakness in the economy had an impact on the Corporation's loan volume, evidenced by a decrease of 3.2% of net loans at December 31, 2010 compared to December 31, 2009. Total deposits increased by 2.5% and total shareholders' equity decreased by 0.9% over the same period.

Results of Operations

Consolidated net income in 2010 totaled $7,206, a 14.9% decrease from $8,464 in 2009 and a 21.7% decrease from $9,208 in 2008. Net interest income increased less than 3.8% over the same periods as a result of lower interest expense on deposits and other borrowings. On a per common share basis, net income totaled $1.31 for 2010 versus $1.53 for 2009 and $1.63 for 2008.

The accompanying tables and the discussion and financial information are presented to aid in understanding the Corporation's financial position and results of operations. The emphasis of this discussion is on the years 2010, 2009 and 2008; however, financial information for prior years will also be presented where appropriate. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements included elsewhere in this report.

The Corporation's financial condition is dependent on a variety of factors, including the quality and nature of its assets, its liability and capital structure, the market and economic conditions and the quality of its personnel.

FINANCIAL CONDITION

Net Interest Margin

Net interest margin is defined as the difference between the revenue from earning assets, primarily interest income, and interest expense related to interest bearing liabilities. Net interest margin is a function of the average balances of earning assets and interest bearing liabilities and the yields earned and rates paid on those balances. It is critical for success in the banking industry to maintain the net interest margin at a level that, when coupled with noninterest revenues, exceeds additions to the allowance for loan and lease losses, noninterest expenses and income taxes and yields an acceptable profit.

The Corporation plans the Bank's operations with the goal of maintaining a satisfactory spread between the yields on earning assets and the related cost of interest bearing funds. The gross interest spread is determined by comparing the taxable equivalent gross interest margin to average earning assets before deducting the allowance for loan losses. This spread reflects the overall profitability of earning assets, including both those funded by interest bearing sources and those that do not generate interest (primarily noninterest bearing demand deposits). This spread is most often used when analyzing a banking institution's overall gross margin profitability compared to that of other financial institutions. Management uses calculations and similar ratios to assist in pricing decisions for interest-related products. Table A below presents the average daily balances, the components of the gross interest margin (on a taxable equivalent basis), the yield or rate, and the incremental and gross interest spread for each of the last three years by major categories of assets and liabilities.

TABLE A - Distribution of Assets, Liabilities, Shareholders' Equity, Interest Rates and Interest Differential

	YEAR ENDED DECEMBER 31,								
	2010			2009			2008		
	Average Balance	Rate/ Yield	Interest	Average Balance	Rate/ Yield	Interest	Average Balance	Rate/ Yield	Interest
ASSETS	(Dollars In Thousands)								
Interest earning assets									
Loans, net	**$ 564,388**	**5.79%**	**$ 32,696**	$ 579,998	5.63%	$ 32,662	$ 531,441	6.25%	$ 33,195
Bank deposits	**5,063**	**0.28**	**14**	4,147	0.38	16	1,625	1.72	28
Taxable securities	**171,567**	**2.40**	**4,126**	144,907	3.57	5,172	143,004	4.82	6,890
Tax exempt securities	**91,929**	**5.97**	**5,488**	91,730	6.17	5,657	90,775	7.11	6,456
Federal funds sold	**22,678**	**0.19**	**44**	20,539	0.24	50	14,660	1.66	243
TOTAL INTEREST EARNING ASSETS	855,625	4.95	$ 42,368	841,321	5.18	$ 43,557	781,505	5.99	$ 46,812
Noninterest earning assets									
Cash and due from banks	**15,424**			15,868			17,628		
Bank premises and equipment	**21,756**			19,969			15,360		
Other assets	**60,434**			45,410			40,785		
TOTAL ASSETS	**$ 953,239**			$ 922,568			$ 855,278		
LIABILTIES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities									
Time and savings deposits:									
NOW and money market accounts	**$ 350,983**	**0.51%**	**$ 1,776**	$ 319,497	0.76%	$ 2,414	$ 235,539	1.02%	$ 2,392
Savings	**71,224**	**0.12**	**87**	72,685	0.18	130	78,391	0.41	320
Time up to $100	**142,869**	**1.59**	**2,278**	149,289	2.11	3,155	165,857	3.29	5,457
Time over $100	**107,894**	**1.75**	**1,888**	100,118	2.21	2,217	101,976	3.39	3,457
TOTAL INTEREST BEARING DEPOSITS	**672,970**	**0.90**	**6,029**	641,589	1.23	7,916	581,763	2.00	11,626
Federal funds purchased and securities sold under agreements to repurchase	**5,681**	**0.48**	**27**	4,357	0.28	12	3,720	1.94	72
FHLB borrowing	**27,973**	**3.38**	**945**	35,884	3.19	1,144	28,199	2.70	755
Other liabilities	**407**	**-**	**-**	394	-	-	241	1.66	4
TOTAL INTEREST BEARING LIABILITIES	**707,031**	**0.99**	**$ 7,001**	682,224	1.33	$ 9,072	613,923	2.03	$ 12,457
Noninterest bearing liabilities									
Demand deposits	**122,816**			118,726			119,665		
Other liabilities	**14,159**			14,429			14,645		
TOTAL LIABILITIES	**844,006**			815,379			748,233		
Shareholders' equity	**109,233**			107,189			107,045		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 953,239**			$ 922,568			$ 855,278		
Spread between combined rate earned and combined rates paid*		**3.96%**			3.85%			3.96%	
Net yield on interest-earning assets*		**4.13%**			4.10%			4.40%	

* Taxable equivalent basis

Notes:
1. U.S. government (agency, state and political subdivision), and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities. Most municipal debt securities are nontaxable.
2. The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented.
3. The average balances of the amortized cost of available-for-sale securities were used in the calculations in this table.

Table B below sets forth, for the periods indicated, a summary of consolidated changes in interest earned and interest paid, reflected by the interest generated by volume changes and the interest generated by changes in the yield or rate. On a tax equivalent basis, net interest income increased $883 for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily because of decreased interest paid on time deposits. Interest paid on interest bearing deposits was down in 2010 compared to 2009 primarily because of the lower average interest rates. Interest paid on the FHLB line of credit was $945 in 2010 compared to $1,144 in 2009.

TABLE B - Volume and Yield/Rate Variances
(Taxable Equivalent Basis)

(Dollars In Thousands)	2010 Compared to 2009			2009 Compared to 2008		
	Volume	**Yield /Rate**	**Net Increase (Decrease)**	Volume	Yield /Rate	Net Increase (Decrease)
Revenue earned on						
Loans, net	**$ (879)**	**$ 914**	**$ 35**	$ 3,035	$ (3,568)	$ (533)
Bank deposits	**3**	**(5)**	**(2)**	13	(25)	(12)
Investment securities						
Taxable securities	**952**	**(1,998)**	**(1,046)**	92	(1,810)	(1,718)
Tax-free securities	**12**	**(181)**	**(169)**	68	(867)	(799)
Federal funds sold	**5**	**(11)**	**(6)**	98	(291)	(193)
Total interest earning assets	**93**	**(1,281)**	**(1,188)**	3,306	(6,561)	(3,255)
Interest paid on						
NOW and money market accounts	**239**	**(877)**	**(638)**	856	(834)	22
Savings deposits	**(3)**	**(40)**	**(43)**	(23)	(167)	(190)
Time deposits up to $100	**(135)**	**(742)**	**(877)**	(545)	(1,757)	(2,302)
Time deposits over $100	**172**	**(501)**	**(329)**	(63)	(1,177)	(1,240)
Federal funds purchased and securities sold under agreements to repurchase	**4**	**11**	**15**	12	(72)	(60)
Short term debt	**-**	**-**	**-**	3	(7)	(4)
Long term debt	**(252)**	**53**	**(199)**	207	182	389
Total interest-bearing funds	**25**	**(2,096)**	**(2,071)**	447	(3,832)	(3,385)
Net interest earnings	**$ 68**	**$ 815**	**$ 883**	$ 2,859	$ (2,729)	$ 130

Notes:

1. The change in interest earned or paid resulting from both volume and rate or yield has been allocated accordingly in proportion to the relationship of the absolute amounts of the change in each. Loans include nonaccrual loans for all years presented.
2. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-exempt assets.
3. U.S. government (agency, state and political subdivision), and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities.

Assets and Liabilities

As shown in the chart below, average earning assets increased 1.7% in 2010 compared to 2009 and decreased 3.5% in 2009 compared to 2008. As a financial institution, the Corporation's primary earning asset is loans made by the Bank. In 2010, average net loans represented 66.0% of average earning assets compared to 68.9% of average earnings assets at December 31, 2009. Average net loans decreased 2.7% in 2010 compared to 2009 and increased 9.1% in 2009 compared to 2008. Management of the Corporation believes that average net loans will decrease in 2011 because of the decreased demand for loans in certain categories.



Average Earning Assets
855,625
841,321
781,505
860,000
840,000
820,000
800,000
780,000
760,000
740,000
2010
2009
2008

Average investment securities, which comprised 30.8% of average earning assets in 2010, increased 11.4% from 2009 compared to a 1.2% increase in 2009 from 2008. This increase in average investments was the result of a sluggish loan growth and therefore management grew the investment portfolio during this time. Average total assets increased 3.3% during 2010 compared to an increase of 7.9% between 2009 and 2008.



Average Liabilities
844,006
815,379
748,233
900,000
850,000
800,000
750,000
700,000
2010
2009
2008

The Bank's average deposits increased 4.7% in 2010 compared to 2009. The increase in average deposits for 2010 was primarily a result of an increase in interest bearing deposits, which also contributed to the Bank's 8.4% increase in average deposits in 2009 compared to 2008. Average interest-bearing transaction accounts in 2010 increased 9.9% from 2009. Time deposits up to $100 decreased 4.3% as of December 31, 2010 compared to December 31, 2009 and time deposits over $100 increased 7.8% over the same period primarily because the Bank decreased its reliance on short-term dollar certificates of deposit. Average savings deposits decreased 2.0% in 2010 compared to 2009. Average Negotiable Order of Withdrawal ("NOW") and money market accounts increased 5.0% in 2010 compared to 2009. These changes reflect the Bank's customers shifting funds out of savings deposits and into money market deposit accounts. Savings deposits have historically been steady providers of a core, low cost source of funding. The Bank has put initiatives into place to grow non-interest bearing deposits, thus improving its net interest margin.

Customer relationship development helped maintain a relatively stable base in noninterest bearing deposits during 2010. The Bank's noninterest bearing deposits have remained strong and were 15.4% of average total deposits in 2010, 15.6% of average total deposits in 2009 and 17.1% of average total deposits in 2008. Average noninterest bearing deposits increased 3.4% for 2010 and decreased 0.8% for 2009.

The Bank has a Blanket Agreement for Advances and Security Agreement with the FHLB for term debt or other obligations and certain operating leases. For more information, see Note 9 of the Notes to Consolidated Financial Statements included elsewhere in this report.

LIQUIDITY AND CAPITAL RESOURCES

The Bank uses a formal asset and liability management process to ensure adequate liquidity and control interest rate risk. The Bank's goal of liquidity management is to provide adequate funds to meet loan demand and any potential unexpected deposit withdrawals. The Bank accomplishes this goal by striving for consistent core deposit growth, holding adequate liquid assets and maintaining unused capacity to borrow funds. The Bank's objective of interest rate risk management is to maintain reasonable stability in the gross interest margin despite changes in the level of interest rates and the spread among interest rates.

Liquidity

Most of the capital needs of the Bank historically have been financed with retained earnings and deposits received, and the Corporation's primary source of liquidity has been dividends declared by the Bank. The Bank's Board of Directors has adopted a liquidity policy that outlines specific liquidity target balances. Compliance with this policy is reviewed quarterly by the Bank's Asset/Liability Committee and results are reported to the Bank's Board of Directors. At December 31, 2010, available liquidity was $220,061 compared to $201,400 as of December 31, 2009.

Management believes that the Corporation's traditional sources of cash generated from the Bank's operating activities are adequate to meet the Corporation's liquidity needs for normal ongoing operations; however, the Bank also has access to additional capital, if necessary, through additional advances from the FHLB or the Cash Management Advance Line of Credit Agreement with the FHLB. In March 2008, the Bank obtained five advances at $7,000 each from the FHLB, and in September 2008, the Bank obtained two additional advances of $3,100 each for a total borrowing in 2008 of $41,200. The first two scheduled repayments of the advances were made in March 2009 and March 2010 and an additional payment of $3,100 was made in September 2010. The remaining payments will continue each March through 2013. The borrowings from the FHLB have been used generally for investment strategies to enhance the Bank's portfolio. Please refer to Note 9 in the Notes to Consolidated Financial Statements for additional information about borrowings from the FHLB and the repayment schedule of such borrowings.

Interest Rate Risk

The Bank uses an earnings simulation model to evaluate the impact of different interest rate scenarios on the gross margin. Each quarter, the Bank's Asset/Liability Committee assesses the relationship of rate sensitive earning assets to rate sensitive interest bearing liabilities (interest rate sensitivity), which is the principal factor in determining the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest bearing liabilities are those that can be repriced to current market rates within a defined time period. The Asset/Liability Committee measures near-term risk (within the next 12 and 24 months) to net interest income resulting from changes in interest rates. The model incorporates the Bank's assets and liabilities, together with forecasted changes in the balance sheet mix and assumptions that reflect the current interest rate environment, to simulate the effect of possible changes in interest rates on net interest income. The Asset/Liability Committee's policy is to conduct a monthly review of budgeted financial goals where the actual dollar change in net interest income is different from interest rate movements. A negative dollar change in net interest income for a 12- and 24- month period of less than 10.0% of net interest income given a 200 basis point shift in interest rates is considered an acceptable rate risk position. At December 31, 2010, if interest rates were to rise 200 basis points (2.0%) over the next 12 months, net interest income would be $348 less than currently projected if rates were to remain stable. This would be a decrease in net interest income of 1.04%. At December 31, 2010, if interest rates were to decline 100 basis points (1.0%) over the next 12 months, net interest income would decrease $495 more than the projection of rates remaining stable. This would be a decrease in net interest income of 1.48%. The changes in percentages in both cases are within policy guidelines established by the Bank's Board of Directors.

Another tool used to monitor the Bank's overall interest rate sensitivity is a gap analysis (the difference between the earning asset and interest bearing liability amounts scheduled to be re-priced to current market rates in subsequent periods). Table C below shows the Bank's rate-sensitive position at December 31, 2010, as measured by the gap analysis. Non-maturing balances such as money market, savings and NOW accounts have no contractual or stated maturities. Management has attempted to use historical data (pricing history) on these categories to best determine the impact of these non-maturing balances on the net interest margin as the interest rates change. Management anticipates that rates will remain steady through most of 2011 and has determined that the Bank is in an acceptable rate risk position. Table A under the heading "Net Interest Margin" above provides additional information regarding the largest components of interest bearing liabilities.

TABLE C - Rate Sensitivity of Earning Assets and Interest-Bearing Liabilities

(Dollars in Thousands) **As of December 31, 2010**	Three Months or Less	Three to Six Months	Six to 12 Months	Over One Year	Total
Earning assets					
Bank time deposits	$ 18,746	$ -	$ -	$ -	$ 18,746
Taxable investment securities	937	5,250	5,242	165,789	177,218
Tax-exempt investment securities	-	400	299	98,238	98,937
Loans and leases, net of deferred fees	86,843	126,497	80,591	265,248	559,179
Total earning assets	106,526	132,147	86,132	529,275	854,080
Interest-bearing liabilities					
NOW and money market accounts	116,118	-	-	234,541	350,659
Savings deposits	-	-	-	71,113	71,113
Time deposits up to $100	39,506	44,265	34,524	20,793	139,088
Time deposits over $100	35,163	31,485	23,284	17,493	107,425
Other short-term debt	6,185	-	-	-	6,185
FHLB borrowing	-	-	-	24,100	24,100
Total interest bearing liabilities	196,972	75,750	57,808	368,040	698,570
Period gap	(90,446)	56,397	28,324	161,235	155,510
Cumulative gap	$ (90,446)	$ (34,049)	$ (5,725)	$ 155,509	

Capital Expenditures

Historically, internal growth has financed the capital needs of the Bank. In 2009, the Bank built and completed the construction of two branches--one in Maury County, Tennessee and one in Williamson County, Tennessee. Williamson County opened in February 2009 and the Maury County branch opened in July of 2009. The Bank has acquired two new properties in 2010: one in Williamson County and another in Maury County. The new Maury County branch is scheduled to be completed in April 2011. The Bank anticipates spending an aggregate of approximately $3 million to complete the Maury County branch.

Contractual Obligations

The following table summarized the Corporation's contractual obligations as of December 31, 2010:

	Payment due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$ 3,219	$ 255	$ 383	$ 499	$ 2,082
FHLB Borrowing	24,100	7,000	7,000	10,100	-
Total	$ 27,319	$ 7,255	$ 7,383	$ 10,599	$ 2,082

Dividends

Cash dividends declared in 2010 were 56.1% of net income compared to 47.6% of net income for 2009. The Corporation plans to continue an average annual payout ratio over 20% while continuing to maintain a capital to asset ratio reflecting financial strength and adherence to regulatory guidelines.

Regulatory Capital

Under federal regulatory standards to be adequately capitalized, the Corporation's Tier 1 Risk-Based Capital Ratio (ratio of Tier 1 Capital to risk-weighted assets) must be at least 4%, its Total Risk-Based Capital Ratio (ratio of total capital to risk-weighted assets) must be at least 8%, and its Tier 1 Leverage Capital Ratio (ratio of Tier 1 Capital to average assets) must be at least 4%. Tier 1 Capital generally consists of common stock.

As of December 31, 2010, the Corporation's Tier 1 Risk-Based Capital Ratio, Total Risk-Based Capital Ratio and Tier 1 Leverage Capital Ratio were 15.0%, 16.2% and 10.4%, respectively. At December 31, 2009, the comparable ratios were 14.9%, 16.2% and 10.5% respectively. The Tier 1 Leverage Capital Ratio declined slightly because accumulated other comprehensive income decreased $1,553, or 208.7%, during 2010 as a result of unrealized losses on securities in the investment portfolio. Please refer to Note 11 in the Notes to Consolidated Financial Statements included elsewhere in this report for more information on the capital strength of the Corporation and the Bank.

Loans and Loan Quality

The Bank's loan portfolio is the largest component of earning assets and, therefore, provides the highest amount of revenue. The loan portfolio also contains, as a result of credit quality, the highest exposure to risk. When analyzing potential loans, management assesses both interest rate objectives and credit quality objectives in determining whether to authorize a given loan and the appropriate pricing for that loan. The Bank maintains a diversified portfolio in order to spread its risk and reduce its exposure to economic downturns that may occur in different segments of the economy or in particular industries. As of December 31, 2010, total loans maturing and repricing after one year that have predetermined interest rates and floating or adjustable interest rates totaled $265,200. The composition of the loan portfolio is disclosed in detail in Note 3 in the Notes to Consolidated Financial Statements included elsewhere in this report.

The lending activities of the Bank are subject to written underwriting standards and policies established by the Bank's Board of Directors and management that include loan review procedures and approvals. Applications for loans are received by designated employees at 17 of the Bank's offices. Depending primarily on the amount of the loan, there are various approval levels required, including that of the Executive Committee of the Bank's Board of Directors.

The composition of the Bank's loan and lease portfolio for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 was as follows:

(Dollars in Thousands)	**2010**	**Percentage of Total**	2009	2008	2007	2006
Commercial, financial and agricultural	**$ 67,156**	**12.0%**	$ 66,638	$ 79,742	$ 67,336	$ 53,293
Tax exempt municipal loans	**28,163**	**5.0%**	34,138	39,598	20,589	22,978
Real estate		**-**				
Construction	**37,374**	**6.7%**	38,877	44,878	35,948	22,135
Commercial mortgages	**156,704**	**28.0%**	149,332	145,649	103,325	100,435
Residential mortgages	**221,749**	**39.6%**	238,349	232,727	217,991	218,242
Other	**31,129**	**5.6%**	32,464	33,236	32,768	32,124
Retail loans	**17,394**	**3.1%**	17,124	19,753	21,926	23,737
Lease financing receivables	**-**	**-**	274	428	574	712
Net unamortized loan origination fees	**(490)**		(541)	(492)	(314)	(303)
	$ 559,179	**100.0%**	$ 576,655	$ 595,519	$ 500,143	$ 473,352

A slight majority of the Bank's outstanding loans continue to be housed in the Maury County portfolio. Maury County housed 53.0% of the Bank's outstanding loans at December 31, 2010, including most of its out-of-territory loans and participations purchased. The Maury County portfolio experienced a $12,900 decline in outstanding loans for 2010. As a result of this runoff, the Bank's lending concentration in Maury County was moderated during 2010. The Williamson County portfolio reported continued growth in 2010, rising by $8,040.

Real estate loans and leases were a slightly higher for 2010 compared to 2009. Commercial loans related to the real estate rental and leasing industry were $94,000 at December 31, 2010, which represented 31.0% of commercial loans at year end. Management of the Corporation remains comfortable with the real estate exposure levels within the commercial loan portfolio.

The Bank's exposure to commercial borrowers in the construction and development industries ended the year at $31,600, which represented 7.2% of commercial loans at year end. The Bank's exposure in the construction and development industries remains moderate.

Loans to the public administration sector posted a decrease at yearend of $22,900, which represented 7.5% of the Bank's commercial portfolio. Management has made the strategic decision in 2010 not to pursue most of the recent municipal lending opportunities, because the Bank was not able to obtain the full benefits of tax-free financing as a result of depressed income levels and alternative minimum tax considerations. Just 1.0% of the Bank's exposure in this category is rated below "4" and none is rated lower than pass/watch.

The Bank has a credit administration function that is responsible for assisting loan officers in underwriting new loans, reviewing problem loans, monitoring the status of problem loans from period to period, and assisting in their resolution. This review process also includes semi-annual reviews by an outside party to assess the quality of the loan portfolio independently. Management has concluded that this independent review has served to strengthen underwriting practices. The analysis and review by the Bank's credit administration department also includes a formal review that is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan and lease losses ("ALLL"). Loan reviews of all relationships aggregating $250 and greater are completed on an annual schedule.

Loans that are impaired and not accruing interest were more actively monitored in 2010 to determine those for which more aggressive action plans should be taken. The Bank ended 2010 with a net charge-off of $1,404 for a net charge-off of 0.25%. Until 2009, the Bank sustained a period of net recoveries for three consecutive years in which a net recovery had been recorded. The Bank's charge-off level is tracking slightly above the Bank's target level of 0.25% but below its peer group average of 0.90% for 2010. Management believes that the ALLL was adequate at December 31, 2010.

Table D below summarizes average loan balances and reconciles the ALLL for each of the last five years. Additions or reductions to the allowance, which are included in operating expenses, are also included.

TABLE D - Loan Portfolio

(Dollars In Thousands)	December 31, **2010**	2009	2008	2007	2006
Average amount of gross loans outstanding	**$ 573,524**	$ 588,821	$ 538,961	$ 491,627	$ 475,226
Balance of allowance for possible loan losses at beginning of year	**8,929**	8,625	7,381	7,262	7,794
Balance from acquisition	**-**	-	-	-	-
Loans charged off					
Commercial loans	**2,046**	2,069	753	42	207
Residential real estate loans	**108**	134	60	-	94
Loans to individuals	**77**	101	77	115	62
TOTAL LOANS CHARGED OFF	**2,231**	2,304	890	157	363
Recoveries of loans previously charged off					
Commercial loans	**782**	312	331	51	110
Residential real estate loans	**-**	19	79	155	92
Loans to individuals	**44**	42	37	70	265
TOTAL RECOVERIES	**826**	373	447	276	467
NET LOANS CHARGED OFF	**1,405**	1,931	443	(119)	(104)
Provision (reduction) charged (credited) to operating expenses	**1,896**	2,235	1,687	-	(636)
BALANCE AT END OF YEAR	**$ 9,420**	$ 8,929	$ 8,625	$ 7,381	$ 7,262
Ratio of net charge-offs during the period to average gross loans outstanding	**0.24 %**	0.33 %	0.08 %	-0.02 %	-0.02 %

In reviewing the Bank's loan portfolio, bank regulators categorize certain loans as "classified assets," which consists of substandard, doubtful and loss (for example, other real estate owned, or "OREO") categories of loans, and "special mention," which is a less severe category of loans that do not warrant an adverse classification. The Bank closed 2010 with $40,838 in classified assets compared to $35,440 in 2009; of these amounts, $6,667 were classified as doubtful at December 31, 2010. No loans were classified as doubtful as of December 31, 2009, $25,789 and $25,526 were classified as substandard at December 31, 2010 and 2009, respectively, and $7,927 and $9,914 were classified as OREO at December 31, 2010 and 2009, respectively. At December 31, 2010, loans totaling $13,924, or 2.5% of the portfolio, were classified as other assets especially mentioned. This compares to loans totaling $8,731 so classified at December 31, 2009, representing an increase of $5,193 or 59.5%.

Loans having recorded investments of $25,093 and $19,100 at December 31, 2010 and 2009 have been identified as impaired. However, loans amounting to $8,260 and $9,100 at December 31, 2010 and 2009, respectively, were not accruing interest in accordance with the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 310-40, Troubled Debt Restructurings by Creditors ("ASC Topic 310"). These restructured loans are considered nonaccrual loans and represented 1.5% and 1.6% of gross loans as of December 31, 2010 and 2009, respectively. Interest received on these loans during 2010 was $619, during 2009 was $1,200, and during 2008 was $595. The gross interest income that would have been recorded if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $958, $1,600 and $804 for the years ended December 31, 2010, 2009 and 2008, respectively. The Bank had no loans that were 90 days or more past due that were not included in nonaccrual loans as of December 31, 2010. As of December 31, 2009, one loan was 90 days past due and still accruing. The loan was in the renewal process and the balance of the loan was $148.

The Bank had $14,824 that qualified as "troubled debt restructurings" as defined in ASC Topic 310 as of December 31, 2010. Troubled debt restructurings are loans for which the Bank, for economic or legal reasons related to a borrower's financial difficulties, grants a concession to the borrower which would otherwise not be considered. For a loan to be classified as a troubled debt restructuring, the borrower must be experiencing financial difficulties (even if it is not currently in default on any of its indebtedness), and because of those difficulties the Bank must have made a concession that would otherwise not be granted. These concessions can take many forms, including but not limited to granting temporary payment relief, restructuring a loan to extend the amortization or lower the required payment amount, and forgiveness of principal. Likewise, the financial difficulty being experienced by a borrower can take many forms, including but not limited to:

- Being in default on any existing indebtedness;
- Declaring, or being in the process of declaring, bankruptcy;
- Significant doubt as to whether an existing business can continue to operate as a going concern;
- Historically demonstrating, or forecasting, insufficient cash flows with which to service all debt in a timely manner; or
- Absent the modification, the borrower cannot continue to keep all indebtedness current.

Once identified as a troubled debt restructuring, the bank will track these loans and periodically report to the Board of Directors the aggregate balances thereof. Please refer to Note 1 and Note 3 in the Notes to Consolidated Financial Statements that are included elsewhere in this report for more information on the Bank's policy regarding loan impairment.

The following table shows a breakdown of all loan modifications:

	As of December 31,			
	2010		2009	
(Dollars in Thousands)	Number of Contracts	Outstanding recorded investment	Number of Contracts	Outstanding recorded investment
Troubled Debt Restructurings				
Residential - prime	7	$ 1,180	5	$ 637
Consumer - other	30	13,644	25	10,203
	Number of Contracts	Recorded investment	Number of Contracts	Recorded investment
Troubled Debt Restructurings That Subsequently Defaulted:				
Residential - prime	1	28	-	$ -
Consumer - other	4	796	1	740

RESULTS OF OPERATIONS

Interest Income and Expense

Total interest income decreased 2.8% during 2010, as a result of a decline in loan volume and a decrease in securities yield. Interest and fees earned on loans totaled 80.6% of gross interest income during 2010 and decreased 7.2% from 2009 as a result of the repricing of certain financial products throughout the year. Interest earned on securities and other investments totaled 19.4% of total interest income during 2010 and decreased 13.9% from 2009 primarily because, as investments matured, the replacement investments that were purchased had lower yields.

Total interest expense decreased 22.8% in 2010, compared to a 27.2% decrease in 2009 and a 22.3% decrease in 2008. Decreases in the average interest rate paid on interest bearing liabilities contributed to the lower interest expense. The cost of interest bearing deposits is monitored quarterly by the Bank's Asset/Liability Committee. The net interest margin (tax equivalent net interest income divided by average earning assets) was 4.13%, 4.10% and 4.40% for years ended December 31, 2010, 2009 and 2008, respectively.

Net interest income on a fully taxable equivalent basis is influenced primarily by changes in: (i) the volume and mix of earning assets and sources of funding; (ii) market rates of interest; and (iii) income tax rates. The impact of some of these factors can be controlled by management policies and actions. External factors can also have a significant impact on changes in net interest income from one period to another. Some examples of such factors include: (i) the strength of credit demands by customers; (ii) Federal Reserve Board monetary policy; and (iii) fiscal and debt management policies of the federal government, including changes in tax laws. For the 12 months ended December 31, 2010, net interest income was $32,608, compared to $31,668 and $31,424 for the 12 months ended December 31, 2009 and 2008, respectively.

Noninterest Income and Expenses

Noninterest income decreased 24.0% in 2010 compared to 2009 and decreased 0.2% in 2009 compared to 2008. Service fees on deposit accounts decreased 6.2% in 2010 compared to 2009, primarily a result of customers shifting funds from deposit accounts to accounts with higher yields. There was a $1,615 gain on sale of available-for-sale securities in 2010 compared to a $2,482 gain in 2009. However, the gain was offset by a substantial loss in OREO of $2,434, thus making other operating income end the year with a negative $1,300. Income from fiduciary services offered in the Bank's Trust Department increased 2.1% in 2010 compared to 2009, representing 20.1% of total noninterest income. Stability in the equity and bond markets impacted the market value of the assets managed by the Trust Department and the related investment fees earned by the Bank.


2010 Noninterest Expense
Occupancy
8%
Equipment
3%
Personnel
49%
40%
Other

The chart above presents a break-down of noninterest expenses for 2010. Noninterest expenses decreased 0.3% in 2010 compared to 2009. A 3.4% decline in salaries and benefits was the primary contributor to this decrease. Noninterest expenses increased 3.0% in 2009 compared to 2008.

Income Tax Expense

Applicable income taxes on 2010 earnings amounted to $1,003, resulting in an effective tax rate of 12.2% compared to $1,453, or 14.7% in 2009. The effective tax rate for 2010 and 2009 is a function of the lower net income earned, the effects of having a real estate investment trust structure, which results in having no excise tax expense and the effects of interest earned on tax-exempt securities.

Net Income

Net income was 14.9% lower in 2010 than in 2009. Lower gains on investment securities, increased provision for possible loans and lease losses and write downs and expenses of other real estate owned, were the primary reasons for the decrease in net income. Net income was 8.1% lower in 2009 than in 2008 primarily because of decreased interest earned on loans as a result of lower interest rates, increased provision for possible loans and lease losses and the special FDIC assessment.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2010, the Bank was a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit and standby letters of credit. Please refer to Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this report for more information on the Bank's commitments and contingencies. Please refer to Table C above under the heading "Liquidity and Capital Resources" for a summary of the Corporation's earning assets and interest bearing liabilities by maturities.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies followed by the Corporation conform, in all material respects, to GAAP and to general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In connection with the application of those principles, the Corporation's management has made judgments and estimates that, in the case of the determination of the ALLL and the recognition of deferred income tax assets has been critical to the determination of the Corporation's financial position, results of operations and cash flows.

Allowance for Loan and Lease Losses

Management of the Bank assesses the adequacy of the ALLL prior to the end of each month and prepares a more formal review quarterly to assess the risk in the Bank's loan portfolio. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALLL represents calculated amounts for specifically identified credit exposure and exposures readily predictable by historical or comparative experience. Even though this calculation considers specific credits, the entire allowance is available to absorb any credit losses.

These calculated amounts are determined by assessing loans identified as not in compliance with loan agreements. These loans are generally in two different risk groups. One group is unique loans (commercial loans, including those loans considered impaired). The second group is homogenous loans (generally retail and mortgage loans). The calculation for unique loans is based primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned a loss ratio, which is determined based on the experience of management, discussions with banking regulators and the independent loan review process. The amount allocated for impaired loans is based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. Historical data, including actual loss experience on specific types of homogenous loans, is used to allocate amounts for loans or groups of loans meeting the specified criteria.

Management has implemented procedures that give detailed historical data by category of retail and commercial credit and performance characteristics to broaden the analysis and improve monitoring of potential credit risk.

Criteria considered and processes utilized in evaluating the adequacy of the ALLL are:

- Portfolio quality trends;
- Changes in the nature and volume of the portfolio;
- Present and prospective economic and business conditions, locally and nationally;
- Management review systems and board oversight, including external loan review processes;
- Changes in credit policy, credit administration, portfolio management and procedures;
- Changes in personnel, management and staff; and
- Existence and effect of any concentrations of credit.

In assessing the adequacy of the ALLL, the risk characteristics of the entire loan portfolio are evaluated. This process includes the judgment of management, input from independent loan reviews and reviews that may have been conducted by bank regulators as part of their usual examination process.

The following table gives a breakdown of the ALLL for each loan category:

(Dollars in Thousands)	December 31, 2010			2009			2008	
Balance at End of Period Applicable to:		**Amount**	**Percent of ALLL**		Amount	Percent of ALLL	Amount	Percent of ALLL
Commercial, financial and agricultural	**$**	**4,753**	**50.46 %**	$	3,987	44.65 %	$ 3,463	40.15 %
Real estate - construction		**3,073**	**32.62 %**		2,435	27.27 %	2,660	30.84 %
Real estate -mortgage		**1,280**	**13.59 %**		1,227	13.74 %	1,823	21.14 %
Installment loans to individuals		**218**	**2.31 %**		442	4.95 %	576	6.68 %
Unallocated		**96**	**1.02 %**		838	9.39 %	103	1.19 %
Total allowance for loans and lease losses	**$**	**9,420**	**100.00 %**	$	8,929	100.00 %	$ 8,625	100.00 %

Deferred Income Tax Assets

Deferred income tax assets consist mainly of the tax effect of excess provisions for loan and lease losses over actual losses incurred, the unrealized loss on available-for-sale securities and deferred compensation. The Corporation and the Bank have paid taxes for many years. Management believes that it is more likely than not that these assets will be realized in future years.

Selected Financial Information
(Dollars in Thousands, Except Per Share Data)

	2010	2009	2008	2007	2006
Interest Income					
Interest and fees on loans	$ **31,925**	$ 31,815	$ 32,901	$ 33,238	$ 31,246
Income on investment securities					
Taxable interest	**3,857**	4,894	6,649	5,327	6,345
Exempt from federal income tax	**3,575**	3,761	3,866	3,913	4,221
Dividends	**194**	204	194	206	180
	7,626	8,859	10,709	9,446	10,746
Other interest income	**58**	66	271	1,003	445
Total Interest Income	**39,609**	40,740	43,881	43,687	42,437
Interest Expense					
Interest on deposits	**6,029**	7,916	11,626	15,870	13,339
Interest on other short term borrowings	**972**	1,156	831	153	449
Total Interest Expense	**7,001**	9,072	12,457	16,023	13,788
Net Interest Income	**32,608**	31,668	31,424	27,664	28,649
Provision For Possible Loan Losses	**1,896**	2,235	1,687	-	(636)
Net Interest Income After Provision for Loan Losses	**30,712**	29,433	29,737	27,664	29,285
Noninterest Income					
Trust department income	**1,965**	1,924	2,463	2,621	2,322
Service fees on deposit accounts	**6,781**	7,231	7,705	7,640	7,739
Other service fees, commissions, and fees	**708**	431	393	589	424
Other operating (loss) income	**(1,300)**	793	974	905	751
Securities gains	**1,614**	2,482	1,351	-	51
Total Noninterest Income	**9,768**	12,861	12,886	11,755	11,287
Noninterest Expense					
Salaries and employee benefits	**15,888**	16,447	16,562	15,192	16,918
Net occupancy expense	**2,608**	2,662	2,620	2,374	2,143
Furniture and equipment expense	**1,076**	1,120	1,007	1,089	1,138
Other operating expenses	**12,699**	12,148	11,259	10,023	10,547
Total Noninterest Expense	**32,271**	32,377	31,448	28,678	30,746
Income Before Provision For Income Taxes	**8,209**	9,917	11,175	10,741	9,826
Provision For Income Taxes	**1,003**	1,453	1,967	2,120	2,101
Net Income	$ **7,206**	$ 8,464	$ 9,208	$ 8,621	$ 7,725
Earnings Per Common Share	$ **1.31**	$ 1.54	$ 1.63	$ 1.51	$ 1.33
Weighted Average Shares Outstanding	**5,486,183**	5,537,611	5,635,060	5,727,158	5,826,589

(See Note 1 of Notes to Consolidated Financial Statements)



KraftCPAs
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Farmers and Merchants Corporation

We have audited the consolidated balance sheets of First Farmers and Merchants Corporation and subsidiaries (collectively, the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Farmers and Merchants Corporation and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KraftCPAs PLLC

KraftCPAs PLLC
Nashville, Tennessee
March 4, 2011

555 Great Circle Road, Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
610 North Garden St. Suite 200, Columbia, Tennessee 38401 • Phone 931-388-3711
105 Bay Court, Lebanon, Tennessee 37087 • Phone 615-449-2334
An independently owned member of the RSM McGladrey Network

FIRST FARMERS AND MERCHANTS CORPORATION
COLUMBIA, TENNESSEE

Management Report on Internal Control Over Financial Reporting.

The management of First Farmers and Merchants Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and board of directors regarding the preparation and fair presentation of published financial statement. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on our assessment we believe that, as of December 31, 2010, the Corporation's internal control over financial reporting is effective based on those criteria.

KraftCPAs PLLC, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in this annual report, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010, is included on page 28 of this annual report.



Chairman and Chief Executive Officer



Treasurer and Chief Financial Officer


KraftCPAs
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Farmers and Merchants Corporation

We have audited the internal control over financial reporting of First Farmers and Merchants Corporation and subsidiaries (collectively, the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Farmers and Merchants Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Farmers and Merchants Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 4, 2011, expressed an unqualified opinion on those consolidated financial statements.



KraftCPAs PLLC
Nashville, Tennessee
March 4, 2011

555 Great Circle Road, Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
610 North Garden St. Suite 200, Columbia, Tennessee 38401• Phone 931-388-3711
105 Bay Court, Lebanon, Tennessee 37087•Phone 615-449-2334
An independently owned member of the RSM McGladrey Network

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Dollars in Thousands, Except Per Share Data)	**December 31, 2010**	December 31, 2009
ASSETS	Cash and due from banks	**$ 11,161**	$ 11,181
	Interest-bearing due from banks	**4,238**	5,557
	Federal funds sold	**17,100**	16,725
	Total cash and cash equivalents	**32,499**	33,463
	Securities		
	Available-for-sale (amortized cost $237,496 and 207,027 respectively)	**236,180**	208,238
	Held-to-maturity (fair market value $40,778 and 48,722, respectively)	**39,975**	47,613
	Total Securities	**276,155**	255,851
	Loans, net of deferred fees	**559,179**	576,655
	Allowance for loan and lease losses	**(9,420)**	(8,929)
	Net loans	**549,759**	567,726
	Bank premises and equipment, at cost less allowance for depreciation	**22,842**	20,625
	Core deposit and other intangibles	**9,036**	9,111
	Other assets	**51,418**	48,252
	TOTAL ASSETS	**$ 941,709**	$ 935,028
LIABILITIES	Deposits		
	Noninterest-bearing	**$ 123,541**	$ 116,157
	Interest-bearing (including certificates of deposits over $100: 2010 - $107,425; 2009 - $97,572)	**668,285**	656,168
	Total deposits	**791,826**	772,325
	Federal funds purchased and securities sold under agreements to repurchase	**5,813**	5,856
	Short-term borrowings	**372**	414
	Accounts payable and accrued liabilities	**13,376**	15,083
	Federal Home Loan Bank advances	**24,100**	34,177
	TOTAL LIABILITIES	**835,487**	827,855
SHAREHOLDERS' EQUITY	Common stock - $10 par value per share, 8,000,000 shares authorized; 5,430,000 and 5,506,993 shares issued and outstanding as of December 31, 2010 and December 31, 2009, respectively	**54,300**	55,070
	Retained earnings	**52,636**	51,264
	Accumulated other comprehensive income (loss)	**(809)**	744
	TOTAL SHAREHOLDERS' EQUITY BEFORE NONCONTROLLING INTEREST - PREFERRED STOCK OF SUBSIDIARY	**106,127**	107,078
	Noncontrolling interest - preferred stock of subsidiary	**95**	95
	TOTAL SHAREHOLDERS' EQUITY	**106,222**	107,173
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 941,709**	$ 935,028

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	(Dollars in Thousands Except Per Share Data)	Year Ended December 31, 2010	2009	2008
INTEREST AND DIVIDEND INCOME	Interest and fees on loans	**$ 31,925**	$ 31,815	$ 32,901
	Income on investment securities			
	Taxable interest	**3,857**	4,894	6,649
	Exempt from federal income tax	**3,575**	3,761	3,866
	Dividends	**194**	204	194
		7,626	8,859	10,709
	Other interest income	**58**	66	271
	TOTAL INTEREST INCOME	**39,609**	40,740	43,881
INTEREST EXPENSE	Interest on deposits	**6,029**	7,916	11,626
	Interest on other borrowings	**972**	1,156	831
	TOTAL INTEREST EXPENSE	**7,001**	9,072	12,457
	NET INTEREST INCOME	**32,608**	31,668	31,424
	PROVISION FOR POSSIBLE LOAN AND LEASE LOSSES	**1,896**	2,235	1,687
	NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	**30,712**	29,433	29,737
NONINTEREST INCOME	Trust department income	**1,965**	1,924	2,463
	Service fees on deposit accounts	**6,781**	7,231	7,705
	Other fees and commissions	**708**	431	393
	Other operating income	**(1,300)**	793	974
	Securities gains	**1,614**	2,482	1,351
	TOTAL NONINTEREST INCOME	**9,768**	12,861	12,886
NONINTEREST EXPENSE	Salaries and employee benefits	**15,888**	16,447	16,562
	Net occupancy expense	**2,608**	2,662	2,620
	Furniture and equipment expense	**1,076**	1,120	1,007
	Other operating expenses	**12,683**	12,132	11,243
	TOTAL NONINTEREST EXPENSES	**32,255**	32,361	31,432
	INCOME BEFORE PROVISION FOR INCOME TAXES	**8,225**	9,933	11,191
	PROVISION FOR INCOME TAXES	**1,003**	1,453	1,967
	Net income before noncontrolling interest - dividends on preferred stock of subsidiary	**7,222**	8,480	9,224
	Noncontrolling interest - dividends on preferred stock of subsidiary	**16**	16	16
	NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS	**$ 7,206**	$ 8,464	$ 9,208
BASIC EARNINGS PER SHARE	Weighted Average Shares Outstanding	**5,486,183**	5,537,611	5,635,060
		$ 1.31	$ 1.53	$ 1.63

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars In Thousands, Except Per Share Data)

Years Ended December 31, 2010, 2009, and 2008	Shares of stock	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT JANUARY 1, 2008	5,680,000	$ 95	$ 56,800	$ 48,916	$ 528	$ 106,339
Cumulative effect of adoption of a new accounting principle on January 1, 2008				(342)		(342)
Comprehensive income						
Net income before dividends on preferred stock of subsidiary				9,224		9,224
Change in net unrealized loss on securities available-for-sale, net of reclassification adjustment and tax effects					1,072	1,072
Total comprehensive income						10,296
Repurchase of common stock	(100,000)		(1,000)	(4,000)		(5,000)
Cash dividends declared, $0.67 per share				(4,006)		(4,006)
Cash dividends - preferred stock of subsidiary				(16)		(16)
BALANCE AT DECEMBER 31, 2008	5,580,000	95	55,800	49,776	1,600	107,271
Comprehensive income						
Net income before dividends on preferred stock of subsidiary				8,480		8,480
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effects					(856)	(856)
Total comprehensive income						7,624
Repurchase of common stock	(73,007)		(730)	(2,920)		(3,650)
Cash dividends declared, $0.705 per share				(4,056)		(4,056)
Cash dividends - preferred stock of subsidiary				(16)		(16)
BALANCE AT DECEMBER 31, 2009	**5,506,993**	**95**	**55,070**	**51,264**	**744**	**107,173**
Comprehensive income						
Net income before dividends on preferred stock of subsidiary				**7,222**		**7,222**
Change in net unrealized loss on securities available-for-sale, net of reclassification adjustment and tax effects					**(1,553)**	**(1,553)**
Total comprehensive income						**5,669**
Repurchase of common stock	**(76,993)**		**(770)**	**(1,796)**		**(2,566)**
Cash dividends declared, $0.74 per share				**(4,039)**		**(4,039)**
Cash dividends - preferred stock of subsidiary				**(16)**		**(16)**
BALANCE AT DECEMBER 31, 2010	**5,430,000**	**$ 95**	**$ 54,300**	**$ 52,636**	**$ (809)**	**$ 106,222**

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars in Thousands)	December 31, 2010	2009	2008
OPERATING ACTIVITIES	Net income available for common shareholders	**$ 7,206**	$ 8,464	$ 9,208
	Adjustments to reconcile net income to net cash provided by (used in) operating activities			
	Excess of provision for possible loan losses over net charge-offs	**1,895**	2,235	1,687
	Provision for depreciation and amortization of premises and equipment	**1,195**	1,235	1,016
	Deferred tax (benefit)	**(870)**	(116)	(789)
	Securities gains	**(1,614)**	(2,482)	(1,351)
	Loss from disposition of fixed assets	**7**	129	24
	Loss from disposition of other real estate	**2,434**	19	299
	Amortization of deposit base intangibles	**75**	74	132
	Amortization of investment security premiums, net of accretion of discounts	**1,792**	1,657	278
	Increase in cash surrender value of life insurance contracts	**(844)**	(349)	(700)
	(Increase) decrease in			
	Other real estate owned	**(829)**	(9,862)	(28)
	Other assets	**(1,961)**	(5,041)	1,040
	Increase (decrease) in			
	Other liabilities	**342**	171	(301)
	Total adjustments	**1,622**	(12,330)	1,307
	Net cash provided by (used in) operating activities	**8,828**	(3,866)	10,515
INVESTING ACTIVITIES	Proceeds from maturities, calls, and sales of available-for-sale securities	**257,569**	206,157	115,524
	Proceeds from maturities and calls of held-to-maturity securities	**7,511**	11,721	16,027
	Purchases of investment securities			
	Available-for-sale	**(288,090)**	(240,205)	(123,179)
	Net increase (decrease) in loans	**16,072**	16,933	(95,819)
	Proceeds from sale of foreclosed assets	**382**	228	364
	Purchase of life insurance premium	**(468)**	(833)	(1,255)
	Purchases of premises and equipment	**(3,419)**	(4,320)	(4,411)
	Net cash (used in) investing activities	**(10,443)**	(10,319)	(92,749)
FINANCING ACTIVITIES	Net increase in noninterest-bearing and interest-bearing deposits	**19,501**	27,475	45,891
	Net increase (decrease) in short term borrowings	**(85)**	3,330	(167)
	(Payments to) proceeds from FHLB borrowings	**(10,077)**	(7,000)	41,177
	Repurchase of common stock	**(2,566)**	(3,650)	(5,000)
	Cash dividends paid on common stock	**(6,106)**	(4,027)	(3,988)
	Cash dividends paid on preferred stock	**(16)**	(16)	(16)
	Net cash provided by financing activities	**651**	16,112	77,897
	(Decrease) Increase in cash and cash equivalents	**(964)**	1,927	(4,337)
	Cash and cash equivalents at beginning of period	**33,463**	31,536	35,873
	Cash and cash equivalents at end of period	**$ 32,499**	$ 33,463	$ 31,536
	Supplemental disclosures of cash flow information			
	Cash paid during the period for expenses			
	Interest on deposits and borrowed funds	**$ 7,107**	$ 9,592	$ 13,736
	Income Taxes	**1,607**	1,334	2,355

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States ("GAAP") and to general practices in the banking industry. The significant accounting policies applicable to First Farmers and Merchants Corporation (the "Corporation") are summarized as follows.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of the Corporation and its wholly-owned subsidiary, First Farmers and Merchants Bank (the "Bank"). The Bank has the following direct and indirect subsidiaries: F & M West, Inc., Maury Tenn, Inc., and Maury Tenn Properties, Inc. Noncontrolling interests consist of preferred shares in Maury Tenn Properties, Inc. that are owned by third parties and Maury Tenn, Inc. The preferred shares in Maury Tenn Properties, Inc. receive dividends, which are included in the consolidated statements of income. Material intercompany accounts and transactions have been eliminated in consolidation.

Certain items in prior financial statements have been reclassified to conform to the current presentation. The Corporation has evaluated subsequent events for potential recognition and/or disclosure through March 4, 2011, the date these consolidated financial statements were issued.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management of the Corporation and the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities. Those estimates and assumptions also affect disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan and lease losses, the fair value of financial instruments, the core deposit intangibles, the valuation of foreclosed real estate, deferred tax assets and the liability related to post-retirement benefits.

Significant Group Concentrations of Credit Risk

Note 2 discusses the types of securities in which the Bank invests. Note 3 discusses the types of lending in which the Bank engages. First mortgage loans secured by one-to-four family residential properties comprised 28.5% of the total loan portfolio at December 31, 2010. Management of the Bank recognizes this concentration and believes the risk is acceptable given the quality of underwriting, current market conditions and historical loss experience.

Loans secured by non-farm/non-residential real estate comprised 27.6% of the loan portfolio at December 31, 2010. Management remains comfortable with the real estate exposure levels within the commercial loan portfolio. Management believes the commercial real estate portion remains well diversified across several different property types and several different geographic markets, stretching primarily from Davidson County, Tennessee to northern Alabama.

The Bank continues to monitor and manage its exposure to single borrowing entities and its exposure to groups of borrowers within the same industry. Within the commercial loan portfolio, the Bank continues to report heavy exposure in five broad industry categories: health care and social assistance; manufacturing; real estate rental and leasing; public administration; and other services (except public administration).

Cash and Due From Banks

Included in cash and due from banks are reserve amounts that are required to be maintained on an average balance in the form of cash and balances due from the Federal Reserve Bank and other banks. At December 31, 2010, the Bank was required to maintain $1.2 million at the Federal Reserve. Interest-bearing deposits in banks mature within one year and are carried at cost. From time to time throughout the year, the Bank's balances due from other financial institutions exceeded Federal Deposit Insurance Corporation insurance limits. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management considers this to be a normal business risk.

Cash Equivalents

Cash equivalents include cash on hand, cash due from banks and federal funds sold. Federal funds are sold for one-day periods. Interest-bearing deposits in banks included in cash equivalents mature within 90 days.

Securities

Debt securities that management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.

Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses, net of deferred tax, excluded from earnings and are reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of individual available-for-sale and held-to-maturity securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction

Loans

The Bank grants mortgage, commercial and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are stated at their outstanding unpaid principal balances, net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is accrued daily. Loan origination fees and related direct costs are deferred and recognized ratably over the life of the loan as an adjustment of yield. Interest accruals are discontinued when loans are 90 days past due or when interest is not expected to be collected. Interest income previously accrued on such loans is reversed against current period interest income. Interest income on loans in nonaccrual status is recognized only to the extent of the excess of cash payments received over principal payments due.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is established through provisions for loan and lease losses charged against income. Loan losses are charged against the allowance when management determines that the uncollectibility of a loan has been confirmed. Subsequent recoveries, if any, are credited to the allowance account in the period received.

The adequacy of the allowance for loan and lease losses is evaluated quarterly in conjunction with loan review reports and evaluations that are discussed in meetings with loan officers, credit administration and the Bank's Board of Directors. The Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors are considered in this evaluation. This process is inherently subjective as it requires material estimates that are susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. The allowance for loan and lease losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan portfolio.

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The Bank evaluates smaller-balance homogeneous loans collectively for impairment. Loans secured by one to four family residential properties, consumer installment loans and line of credit loans are considered smaller-balance homogeneous loans.

Other Real Estate

Other real estate, which is included in other assets, represents real estate acquired through foreclosure and is stated at the lower of fair value, net of estimated selling costs, or cost, at the date of foreclosure. If, at the time of foreclosure, the fair value of the real estate is less than the Bank's carrying value of the related loan, a write-down is recognized through a charge to the allowance for loan losses, and the fair value becomes the new cost for subsequent accounting. If the Bank later determines that the cost of the property cannot be recovered through sale or use, a write-down is recognized by a charge to operations.

When a property is not in a condition suitable for sale or use at the time of foreclosure, completion and holding costs, including such items as real estate taxes, maintenance and insurance, are capitalized up to the estimated net realizable value of the property. However, when a property is in a condition for sale or use at the time of foreclosure, or the property is already carried at its estimated net realizable value, any subsequent holding costs are expensed as incurred.

Legal fees and any other direct costs relating to foreclosures are charged to operations when incurred. The Bank had $7.9 million in other real estate at December 31, 2010 and $9.9 million at December 31, 2009. A loss of $2.4 million was realized on sales of other real estate during 2010 and approximately $18,000 was realized during 2009.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed principally on an accelerated method over the estimated useful life of an asset, which ranges from 15 to 50 years for buildings and from three to 33 years for equipment. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from the disposition of property are reflected in operations, and the asset accounts and related allowances for depreciation are reduced.

Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $14.6 million and $18.0 million at December 31, 2010 and 2009, respectively. The present value of servicing income is expected to approximate an adequate compensation cost for servicing these loans. Therefore, no servicing asset has been recorded.

Income Taxes

The Corporation and the Bank file a consolidated federal income tax return. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and its tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates as of the date of enactment.

The Corporation adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes", effective July 2009. ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC Topic 740 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Trust Department Assets and Income

Trust department assets are excluded from the balance sheet and the income is recognized on the accrual basis in the applicable period earned.

Fair Value Measurements

FASB ASC Topic 820, "Fair Value Measurements and Disclosures", defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. See Note 12 – Fair Value Measurement. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as input, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Shareholders' Equity and Earnings Per Share

Basic earnings per share represent income available to shareholders divided by the weighted average number of shares of Corporation common stock outstanding during the period. Diluted earnings per share reflect additional shares of common stock that would have been outstanding if potentially dilutive shares of common stock had been issued, as well as any adjustment to income that would result from the assumed conversion. For the years ended December 31, 2010, 2009 and 2008, there were no potentially dilutive shares of common stock issuable.

In 2010, the Corporation adopted a plan to repurchase shares of its common stock. The plan allowed the purchase of up to 100,000 shares. The Corporation purchased 76,993 shares in 2010. For 2011, the Corporation adopted a similar plan allowing it to repurchase up to 100,000 shares of common stock.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. A schedule of other comprehensive income is shown in the following table (dollars in thousands):

	2010	2009	2008
Unrealized holding (losses) gains on available-for-sale securities	$ **(912)**	$ 1,090	$ 3,094
Reclassification adjustment for gains realized in income	**(1,614)**	(2,481)	(1,351)
Tax effect – benefit (expense)	**973**	535	(671)
Other comprehensive (loss) income	$ **(1,553)**	$ (856)	$ 1,072

Intangible Assets

Goodwill is accounted for in accordance with FASB ASC Topic 350, "Goodwill and Other Intangible Assets," which addresses the financial accounting and reporting for acquired goodwill and other intangible assets with indefinite lives. Pursuant to ASC Topic 350, intangible assets must be periodically tested for impairment. The Bank completed its impairment review of goodwill and intangible assets during 2010, which indicated no impairment. Goodwill, amounting to $9.0 million, is included in other intangibles. Deposit based intangibles are amortized using the straight-line method over their estimated useful lives of 72 to 180 months. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2010 was approximately $19,000.

Segment Reporting

Segments are strategic business units that offer different products and services and are managed separately. At December 31, 2010, the Corporation and the Bank did not have any identified segments.

Recent Accounting Pronouncements

FASB ASC Topic 310, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" (ASC Topic 310) requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, nonaccrual and past due loans and credit quality indicators. ASU 2010-20 will be effective for the Corporation's financial statement as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for the Corporation's financial statements that include periods beginning on or after January 1, 2011.

FASB ASC Topic 350, "Intangibles—Goodwill and Other" (ASC Topic 350), modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This topic is effective for the Corporation beginning in 2011. Early adoption is not permitted. Management does not expect it to have any impact upon adoption.

FASB ASC Topic 810, "Consolidation" amended prior guidance to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The new authoritative accounting guidance under ASC Topic 810 became effective for the Corporation on January 1, 2009.

Further new authoritative accounting guidance under ASC Topic 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 was effective January 1, 2010 and did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 815, "Derivatives and Hedging" requires entities that utilize derivative instruments to provide qualitative disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, ASC Topic 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This new guidance was effective January 1, 2009 and did not have a significant impact on the Corporation's consolidated financial statements.

Accounting Standards Update ("ASU") No. 2010-06 "Fair Value Measurement and Disclosures," (ASC Topic 820), "Improving Disclosures About Fair Value Measurement," ("ASU 2010-06") requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfer of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfer disclosed separately, (iii) the policy for determining when transfer between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) company's should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required for the Corporation beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for the Corporation on January 1, 2010. See Note 12 – Fair Value Measurement.

FASB ASC Topic 855, "Subsequent Events" establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Corporation's financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Corporation's financial statements.

NOTE 2 – SECURITIES

Securities with an amortized cost of $176.2 million and $155.8 million at December 31, 2010 and 2009, respectively (fair value of $175.5 million at December 31, 2010 and $156.5 million at December 31, 2009), were pledged to secure deposits and for other purposes as required or permitted by law. The fair value is established by an independent pricing service as of the approximate dates indicated. The differences between the amortized cost and fair value reflect current interest rates and represent the potential gain (or loss) if the portfolio had been liquidated on that date. Security gains (or losses) are realized only in the event of dispositions prior to maturity.

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2010 and 2009 are summarized as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
Available-for-sale securities				
U.S. Government agencies	$ 103,253	$ 55	$ 1,425	$ 101,883
Mortgage backed securities	52,232	147	521	51,858
States and political subdivisions	59,075	609	721	58,963
Other securities	22,936	593	53	23,476
	$ 237,496	$ 1,404	$ 2,720	$ 236,180
Held-to-maturity securities				
States and political subdivisions	$ 39,975	823	20	40,778
	$ 39,975	$ 823	$ 20	$ 40,778

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
Available-for-sale securities				
U.S. Government agencies	$ 102,931	$ 77	$ 1,248	$ 101,760
Mortgage backed securities	42,383	938	-	43,321
States and political subdivisions	45,538	979	100	46,417
Other securities	16,175	566	1	16,740
	$ 207,027	$ 2,560	$ 1,349	$ 208,238
Held-to-maturity securities				
U.S. Government agencies	$ 3,004	$ 4	$ -	$ 3,008
States and political subdivisions	44,609	1,158	53	45,714
	$ 47,613	$ 1,162	$ 53	$ 48,722

At December 31, 2010, the Bank did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. government agencies, whose aggregate book value exceeded 10% of shareholders' equity.

Proceeds from the maturity, call or sale of available-for-sale securities were $257.6 million, $206.1 million and $115.5 million, during 2010, 2009 and 2008, respectively. Proceeds from the maturity or call of held-to-maturity securities were $7.5 million, $11.7 million and $16.0 during 2010, 2009 and 2008, respectively.

The fair values of all securities at December 31, 2010 either equaled or exceeded the cost of those securities, or the decline in fair value is considered temporary. The information below classifies the investments with unrealized losses at December 31, 2010 according to the term of the unrealized loss. Management evaluates securities for other-than-temporary impairment periodically, or more frequently when circumstances require an evaluation. An impairment judgment is based on (i) the amount of time and loss, (ii) the financial condition of the issuer and (iii) management's intent and ability to hold the investment long enough for any anticipated recovery in value.

Management has the ability and intent to hold the securities classified as held-to-maturity until they mature. Furthermore, as of December 31, 2010, management also had the ability to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely a result of increases in market interest rates over the yield available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired because of reasons of credit quality.

Accordingly, as of December 31, 2010, management believes the impairments detailed in the table below are temporary and no impairment loss has been realized in the Corporation's consolidated income statement.

The following table presents the Bank's investments with unrealized losses at December 31, 2010 and 2009 according to the term of the unrealized loss (dollars in thousands):

December 31, 2010	Less than 12 months		12 months or Greater		Total	
Type of Security	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 75,745	$ 1,425			75,745	1,425
Mortgage backed securities	33,257	521			33,257	521
States and political subdivisions	26,595	721			26,595	721
Other securities	3,032	53			3,032	53
	$ 138,629	$ 2,720	$ -	$ -	$ 138,629	$ 2,720

2009	12 months		12 months or Greater		Total	
Type of Security	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 77,376	$ 1,248	$ -	$ -	$ 77,376	$ 1,248
States and political subdivisions	4,286	114	411	38	4,697	152
Corporate bonds	458	2	-	-	458	2
	$ 82,120	$ 1,364	$ 411	$ 38	$ 82,531	$ 1,402

At December 31, 2010, none of the 194 state and political subdivision securities had recorded unrealized losses for a period longer than 12 months. Because these securities, along with the corporate securities, declined in value when interest rates began to rise, and not because of the credit quality of the issuer, and because management had both the intent and ability to hold the investments, the securities were not considered other-than-temporarily impaired.

The table below shows the amortized cost, fair value and weighted yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) of investment securities at December 31, 2010 by contractual or legal maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

(Dollars in Thousands)	Amortized Cost	Fair Value	Yield (Unaudited)
Available-for-sale securities			
U.S. Government agencies			
Within one year	$ 10,041	$ **10,045**	0.4%
After one but within five years	51,092	**50,897**	1.4%
After five but within ten years	42,120	**40,940**	1.7%
Mortgage backed securities			
Within one year	4,172	**4,204**	0.9%
After one but within five years	48,059	**47,654**	1.4%
States and political subdivisions			
After one but within five years	6,615	**6,821**	2.6%
After five but within ten years	7,384	**7,377**	3.3%
After ten years	45,076	**44,766**	3.8%
Other securities			
Within one year	1,376	**1,384**	4.1%
After one but within five years	14,843	**15,381**	3.3%
After five but within ten years	2,821	**2,814**	3.1%
After ten years	3,897	**3,897**	4.7%
	$ 237,496	$ **236,180**	
Held-to-maturity securities			
States and political subdivisions			
Within one year	**$ 2,876**	$ 2,911	4.6%
After one but within five years	**9,658**	9,930	4.1%
After five but within ten years	**9,439**	9,736	3.9%
After ten years	**18,002**	18,201	4.1%
	$ 39,975	$ 40,778	

NOTE 3 – LOANS

The following table presents the Bank's loans by category as of December 31, 2010, and 2009 (dollars in thousands):

	2010	2009
Commercial, financial and agricultural	**$ 67,156**	$ 66,638
Tax exempt municipal loans	**28,163**	34,138
Real estate		
Construction	**37,374**	38,877
Commercial mortgages	**156,704**	149,332
Residential mortgages	**221,749**	238,349
Other	**31,129**	32,464
Retail loans	**17,394**	17,124
Lease financing receivables	**-**	274
	559,669	577,196
Less:		
Net unamortized loan origination fees	**(490)**	(541)
Allowance for loan and lease losses	**(9,420)**	(8,929)
Total net loans	**$ 549,759**	$ 567,726

The following table presents the maturities of the Bank's loans by category as of December 31, 2010 (dollars in thousands):

	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial and agricultural	$ 43,449	$ 21,983	$ 1,724	$ 67,156
Tax exempt municipal loans	4,920	9,617	13,626	28,163
Real estate				
Construction	12,015	13,636	11,723	37,374
Commercial mortgages	56,820	99,884	-	156,704
Residential mortgages	145,530	52,680	23,539	221,749
Other	18,720	12,216	193	31,129
Retail loans	12,967	4,427	-	17,394
Total	$ 294,421	$ 214,443	$ 50,805	$ 559,669

Loan Origination/Risk Management. The Corporation has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, the Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Corporation avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. The Corporation also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2010, approximately half of the outstanding principal balance of the Corporation's commercial real estate loans were secured by owner-occupied properties.

With respect to loans to developers and builders that are secured by non-owner occupied properties that the Corporation may originate from time to time, the Corporation generally requires the borrower to have had an existing relationship with the Corporation and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Corporation until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

The Corporation originates consumer loans utilizing a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, collection remedies, the number of such loans a borrower can have at one time and documentation requirements.

The Corporation contracts with a third party vendor to perform loan reviews. The company reviews and validates the credit risk program on an annual basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Corporation's policies and procedures.

The goal of the bank is to diversify loans to avoid a concentration of credit in a specific industry, person, entity, product, service, or any area vulnerable to a tax law change or an economic event. A concentration of credit occurs when obligations, direct or indirect, of the same or affiliated interests represent 15 percent or more of the bank's capital structure. The board of directors recognizes that the bank's geographic trade area imposes some limitations regarding loan diversification if the bank is to perform the function for which it has been chartered. Specifically, lending to qualified borrowers within the bank's trade area will naturally cause concentrations of real estate loans in the primary communities served by the bank and loans to employees of major employers in the area.

The following table provides details regarding the aging of the Bank's loan and lease portfolio:

	30 - 89 Days Past Due	Greater Than 90 Days Past Due*	Total Past Due	Current	Total Loans
Retail					
Consumer loans	$ 229	$ 104	$ 333	$ 13,886	$ 14,219
Residential loans - first lien	420	1,819	2,239	150,436	152,675
Residential loans - junior lien	-	156	156	985	1,141
HELOC's	398	717	1,115	55,917	57,032
Other retail	14	358	372	28,711	29,083
Retail Totals	$ 1,061	$ 3,154	$ 4,215	$ 249,935	$ 254,150
Commercial					
Commercial & industrial	$ 1,532	$ 725	$ 2,257	$ 57,741	$ 59,998
Non-farm, non-residential real estate	5,322	3,734	9,056	145,074	154,130
Construction & development	367	-	367	32,518	32,884
Other commercial	63	646	709	57,798	58,507
Commercial Totals	$ 7,284	$ 5,105	$ 12,389	$ 293,130	$ 305,519
PORTFOLIO TOTALS	**$ 8,345**	**$ 8,259**	**$ 16,604**	**$ 543,065**	**$ 559,669**

*Includes all loans on non-accrual.

The following table shows loans as of December 31, 2010 related to each balance in the allowance for possible loan and lease losses by portfolio segment and disaggregated on the basis of the Bank's impairment methodology (dollars in thousands):

	Commercial	Residential real estate	Consumer & other retail	Other	Totals
Loans individually evaluated for impairment	$ 23,548	$ 1,545	$ -	$ -	$ 25,093
Loans collectively evaluated for impairment	281,971	211,856	38,812	1,447	534,086
Ending Balance	**$ 305,519**	**$ 213,401**	**$ 38,812**	**$ 1,447**	**$ 559,179**

The following table summarizes the impaired loans as of December 31, 2010 and 2009 (dollars in thousands):

	2010	2009
Balance of impaired loans with no allocated allowance	**$ 10,016**	$ 5,458
Balance of impaired loans with an allocated allowance	**15,077**	16,537
Total recorded investments in impaired loans	**25,093**	21,995
Amount of the allowance allocated to impaired loans	**$ 2,912**	$ 2,869

The following table summarizes the impaired loans by loan type as of December 31, 2010:

(Dollars in Thousands)	Recorded Investment with no allowance	Recorded Investment with allowance	Total Recorded Investment	Related Allowance
Commercial	$ 9,215	$ 14,333	$ 23,548	$ 2,707
Residential real estate	801	744	1,545	205
Total	$ 10,016	$ 15,077	$ 25,093	$ 2,912

The average recorded investment in impaired loans was $22.6 million in 2010. The loans in the above table that have been identified as impaired and not accruing interest total $8.3 million for December 31, 2010 and $12.5 for December 31, 2009. Interest received on those loans was approximately $746,000 in 2010 and approximately $459,000 in 2009.

Certain related parties (primarily directors and senior officers of the Corporation or the Bank, including their affiliates, families and companies in which they hold 10% or more ownership) were customers of, and had loans and other transactions with, the Bank in the ordinary course of business. An analysis of the activity with respect to such loans for the years ended December 31, 2010 and 2009 is shown in the table below (dollars in thousands). These totals exclude loans made in the ordinary course of business to other companies with which neither the Corporation nor the Bank had a relationship other than the association of one of its directors in the capacity of officer or director. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons. They did not involve more than the normal risk of collectability or present other unfavorable features. No related party loans were charged off in 2010 or 2009.

Aggregate of Certain Related Party Loans

	2010	2009
Balance at Beginning of Year	**$ 3,385**	$ 3,334
Additions	**3,108**	1,166
Amount Collected	**(2,132)**	(1,115)
Balance at End of Year	**$ 4,361**	$ 3,385

Credit Quality Indicators. As part of the on-going monitoring of the credit quality of the Corporation's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the weighted-average risk grade of commercial loans, (ii) the level of classified commercial loans, (iii) net charge-offs, (iv) non-performing loans and (v) the general economic conditions in the State of Tennessee.

The Corporation uses a risk grading matrix to assign a risk grade to each of its commercials loans. Loans are graded on a scale of 1 – 8. A description of the general characteristics of the 8 risk grades is as follows:

Risk Rating 1: Minimal Risk

General Characteristics:

- Substantially risk free
- Federal, state, or municipal subdivisions with acceptable investment grade credit rating.
- Large national, regional, or local entity with proven access to capital markets.
- Diversity in its line of business with stable and diversified sales base.
- Borrower is considered to be an industry leader with many consecutive years of strong profits and exhibits a financial condition, equity position, liquidity, and debt service capacity far exceeding industry norms.
- Borrower has an abundance of unpledged financeable assets coupled with superior cash generation capabilities.
- Industry conditions and trends are positive and strong.
- Borrower has strong management with evidence of management succession.
- A Credit rating by Moody's, Standard & Poor, or other qualified rating agency that is grade A or higher.
- A cash secured loan with the cash on deposit in our bank or a guaranty from the Federal government also warrants this risk rating.

Risk Rating 2: Modest Risk

General Characteristics:

- Borrower shows strong profitability, liquidity, and capitalization better than industry norms and a strong market position in the region.
- Borrower may have limited access to public markets for short-term needs or capital requirements, but has ready access to alternative financing.
- Loans may be unsecured based on the financial strength of the borrower or secured by collateral that is considered liquid and marketable.
- Borrower has a proven history of profitability and financial stability.
- Borrower has a strong market position in its industry and has an abundance of financeable assets available to protect the bank's position.
- Proven and steady management with good management succession.
- Borrower can withstand major market instabilities of short duration.
- Credit rating by Moody's, Standard & Poor, or other qualified rating agency that is grade BAA or higher.

Risk Rating 3: Average Risk

General Characteristics:

- Borrower shows a stable earnings history and financial condition in line with industry norms with indications that these trends will continue.
- The credit extension is considered sound, however elements may be present which suggest the borrower may not be free from temporary impairments in the future.
- Liquidity and leverage is in line with industry norms.
- Good management with acceptable management succession.
- Under most economic and business conditions has access to alternative financing but limited or no access to capital markets for short-term or capital needs.
- Borrower may be an individual with a sound financial condition and liquidity with proven historical income to repay the debt as scheduled.
- Credit extensions are generally secured by acceptable collateral.

Risk Rating 4: Acceptable Risk

General Characteristics:

- Credit is to a borrower with smaller margins of debt service coverage and with some elements of reduced financial strength.
- Borrower is generally in a lower average market position in its industry.
- Borrower shows satisfactory asset quality and liquidity, good debt capacity and coverage, and good management in critical positions.
- Management is of unquestioned character but management succession may be questionable.
- Borrower can obtain similar financing from other financial institutions.
- Interim losses or moderately declining earnings trends may occur, but the borrower has sufficient strength and financial flexibility to offset these issues.
- Credit may be to individuals with a moderately leveraged financial condition but with satisfactory liquidity and income to cover debt repayment requirements.
- Business borrowers may have moderate leverage, but must have historically consistent cash flow to cover debt service and other operating needs.
- Business borrowers may also have erratic or cyclical operating performances but should demonstrate strong equity positions to support these profitability swings.
- Asset-based loans that have stabilized and proven performance with the financial capacity to provide for annual clean up may qualify for this rating.
- Borrower has no access to capital markets but would be financeable by another financial institution or finance company.
- Credit extensions are generally secured by acceptable collateral.

Risk Rating 5: Pass/Watch

General Characteristics:

Loans considered for this risk rating require a heightened level of supervision.

A) Transitional, Event Driven – This category of risk rated 5 loans captures responses to **early warning signals from a relationship and, therefore, signifies a specific, event-driven, transitional credit grade.** The event is generally something unplanned or unexpected such as a death, a disaster, the loss of a major client, product line, or key employee; divorce, or health condition of the owner or key management person. The Risk Rating 5 category may be used in transitional upgrades as well as transitional downgrades of credit relationships. Under these criteria, the risk rating 5 necessitates a plan of action to either upgrade the credit to a Pass rating (Risk Rating 1-4), downgrade the credit to a criticized asset, or exit the relationship within six months.

B) **Ongoing Supervision Warranted -** This risk rating may also be utilized to identify loans having inherent characteristics which warrant more than the normal level of supervision. Loans meeting these criteria may include larger, more complex loans with unusual structures. Loans, which, due to structure or nature of the collateral require above average servicing, may also be considered for this risk rating. Unlike other criteria listed previously for the Pass / Watch risk rating, these particular characteristics tend not to be one-time or transitional in nature; therefore, these loans may be expected to remain in this risk rating category longer than six months. A loan might remain in this risk rating category for its life or until the characteristic warranting the Pass / Watch rating can be eliminated or effectively mitigated.

- Borrowers may exhibit declining earnings, strained cash flow, increasing leverage, or weakening market positions that indicate a trend toward an unacceptable risk.
- Borrower's liquidity, leverage, and earnings performance is below or trending below industry norms.
- Interim losses and other adverse trends may occur but not to the level that would impair the bank's position.

- Borrower may be a newly formed company or in a new line of business or may be an established business with new or unproven management. Borrower should be adequately capitalized, but may not yet have achieved stabilized cash flow.
- Borrower generally has a small market position in its industry.
- Borrower may be engaged in an industry that is experiencing an economic downturn or is particularly susceptible to uncontrollable external factors.
- Management is of good character although some management weakness may exist, including lack of depth or succession.
- Borrowers generally have limited additional debt capacity and modest coverage, and average or below-average asset quality, margins, and market share.
- Borrower's ability to obtain financing from other financial institutions may be impaired.
- Credit to individuals with marginal financial condition and liquidity but with income still sufficient to service the debt.

Risk Rating 6: Special Mention

A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

General Characteristics:

- Cash flow may not be sufficient to fund anticipated cash needs.
- Sufficiently or modestly sufficiently financeable assets are available to protect the bank's position.
- Adverse trends in operations/profits or unbalanced position in the balance sheet but not to the point where repayment is in jeopardy.
- Borrower generally shows limited liquidity or high leverage.
- Borrower's financial position is in the lower quartile of industry norms.
- Business exhibits a deteriorating market position in the industry.
- Management lacks depth and succession.
- Business is unable to withstand temporary setbacks without affecting repayment capability.
- Borrower is not financeable by another bank but possibly by a finance company or specialized lender.

Risk Rating 7: Substandard

A substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

General Characteristics:

- The primary source of repayment no longer provides satisfactory support and repayment is dependant on secondary sources.
- A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any.
- Normal repayment from the borrower is impaired although no loss of principal is envisioned.
- A partial loss of interest or principal will occur if the deficiencies are not corrected.
- Cash flow is generally not sufficient to fund anticipated cash needs.
- Financeable assets may not be sufficient to protect the bank's position.

- Adverse trends in operations that jeopardized debt repayment may require the borrower to undertake a significant reorganization of financing or the business.
- Borrower shows poor liquidity and high leverage impairing the repayment of the debt in accordance with agreed upon terms.
- Management lacks depth and succession; may be inexperienced or of questionable character.
- Borrower's market position in the industry is deteriorating.
- Borrower is not financeable by another bank or finance company.

Risk Rating 8: Doubtful

An asset classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

General Characteristics:

- **Inadequate primary source of repayment. Assumes a less than satisfactory secondary source of repayment on a most-likely case basis.** There may be **Adequate secondary source of repayment on a best-case basis.**
- Borrowers have the same weaknesses found in **Substandard** borrowers.
- Loss probability is extremely high but because of certain important and reasonably specific factors that may work to strengthen the loan, its classification as an estimated loss is deferred until a more exact status may be determined.
- Pending factors may include proposed merger or acquisition; liquidation procedures; capital injections; perfecting liens on additional collateral; and refinancing plans.
- Cash flow is insufficient to fund cash needs.
- Financeable assets are insufficient to protect the bank's position.
- Source of debt repayment is dependant on liquidation of assets with a probable loss.
- Borrower may no longer be a going concern, or may not exist as a going concern for the foreseeable future.
- No alternative financing sources exist.

The following table presents risk grades and classified loans by class of commercial loan (dollars in thousands):

Commercial Loan Portfolio: Credit risk profile by internally assigned grade	Commercial & Industrial	Non-Farm, Non-Residential Real Estate Loans	Construction & Development	Commercial Loans Secured By Residential R/E	All Other Commercial Loans	**Commercial Totals**
1-5 - Pass	$ 45,835	$ 138,788	$ 31,189	$ 8,884	$ 44,166	$ 268,863
6 - Special Mention	6,397	3,319	-	461	614	10,791
7 - Substandard	4,624	10,614	1,695	1,127	1,827	19,887
8 - Doubtful	3,141	1,409	-	-	1,428	5,978
TOTALS	**$ 59,998**	**$ 154,130**	**$ 32,884**	**$ 10,472**	**$ 48,035**	**$ 305,519**

Retail Loan Portfolio: Credit risk profile based on delinquency status Classification	Consumer Loans	Single-Family Residential**	All Other Retail Loans	**Retail Totals**
Performing	$ 14,115	$ 208,156	$ 28,725	$ 250,996
Non-performing*	104	2,692	358	3,154
TOTALS	**$ 14,219**	**$ 210,848**	**$ 29,083**	**$ 254,150**

* Loans are classified as non-performing loans and are automatically placed on non-accrual status once they reach 90 days past due
** Single-family residential loans includes primary liens, closed-end secondary liens, residential construction loans, and home equity lines of credit

NOTE 4 – ALLOWANCE FOR LOAN AND LEASE LOSSES

Allowance for Possible Loan Losses. The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Corporation's process for determining the appropriate level of the allowance for possible loan losses is designed to account for credit deterioration as it occurs. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including, among other things, the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances determined in accordance with ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of problem loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. When a loan has a calculated grade of 10 or higher, a special assets officer analyzes the loan to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for possible loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

Historical valuation allowances are calculated based on the historical loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. The Corporation calculates historical loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical loss ratio and the total dollar amount of the loans in the pool. The Corporation's pools of similar loans include similarly risk-graded groups of commercial and industrial loans, commercial real estate loans, consumer real estate loans and consumer and other loans.

General valuation allowances are based on general economic conditions and other qualitative risk factors both internal and external to the Corporation. In general, such valuation allowances are determined by evaluating, among other things: (i) the experience, ability and effectiveness of the bank's lending management and staff; (ii) the effectiveness of the Corporation's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on portfolio risks; and (ix) the impact of rising interest rates on portfolio risk. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance.

Included in the general valuation allowances are allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management. Concentration risk limits have been established, among other things, for certain industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades, and loans originated with policy exceptions that exceed specified risk grades.

Loans identified as losses by management, internal loan review and/or bank examiners are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements.

The following table summarizes the allocation in the allowance for loan and lease losses by loan segment for the year ended December 31, 2010 (dollars in thousands):

	Commercial	Residential real estate	Consumer & other retail	Unallocated	Totals
Beginning balance	$ 6,806	$ 1,594	$ 495	$ 34	**$ 8,929**
Less: Charge-offs	2,046	108	77	-	**2,231**
Add: Recoveries	782	-	44	-	**826**
Add: Provisions	1,373	515	(54)	62	**1,896**
Ending balance	$ 6,915	$ 2,001	$ 408	$ 96	**$ 9,420**

2010	Commercial	Residential real estate	Consumer & other retail	Unallocated	Totals
Loans individually evaluated for impairment	$ 2,707	$ 205	$ -	$ -	$ 2,912
Loans collectively evaluated for impairment	4,209	1,796	407	96	6,509
Ending balance	**$ 6,915**	**$ 2,001**	**$ 407**	**$ 96**	**$ 9,420**

The following table summarizes the changes in the allowance for loan and lease losses for the years ended December 31, 2010 and 2009 (dollars in thousands):

	2010	2009
Balance at beginning of period	**$ 8,929**	$ 8,625
Provision charged to operating expenses	**1,896**	2,235
Charge-offs:		
Commercial and industrial	**(2,046)**	(47)
Residential real estate	**(108)**	(2,201)
Consumer and other	**(77)**	(56)
Total charge-offs	**(2,231)**	(2,304)
Recoveries:		
Commercial and industrial	**782**	15
Residential real estate	**-**	326
Consumer and other	**44**	32
Total recoveries	**826**	373
Balance at end of year	**$ 9,420**	$ 8,929

NOTE 5 – BANK PREMISES AND EQUIPMENT

The following table presents the Bank's assets by category at December 31, 2010 and 2009 (dollars in thousands):

	2010	2009
Land	$ **9,008**	$ 6,232
Premises	**19,233**	19,231
Furniture and equipment	**8,669**	9,486
Leasehold improvements	**1,487**	1,539
	38,397	36,488
Less allowance for depreciation and amortization	**(15,555)**	(15,863)
	$ **22,842**	$ 20,625

Annual provisions for depreciation and amortization of Bank premises and equipment totaled $1.2 million for 2010, $1.2 million for 2009 and $1.0 million for 2008. Included in premises, furniture and equipment cost and allowance for depreciation and amortization are certain fully depreciated assets totaling $7.3 million at December 31, 2010.

NOTE 6 – LIMITATION ON SUBSIDIARY DIVIDENDS

The Corporation's primary source of funds with which to pay its future obligations is the receipt of dividends from the Bank. Banking regulations provide that the Bank must maintain capital sufficient to enable it to operate as a viable institution and, as a result, may limit the amount of dividends the Bank may pay without prior approval. It is management's intention to limit the amount of dividends paid to the Corporation in order to maintain compliance with capital guidelines and to maintain a strong capital position in the Bank.

NOTE 7 – LEASES

Real property for four of the Bank's office locations and certain equipment are leased under noncancelable operating leases expiring at various times through 2028. In most cases, the leases provide for one or more renewal options of five to ten years under the same or similar terms. In addition, various items of office equipment are leased under cancelable operating leases. Total rental expense incurred under all operating leases, including short-term leases with terms of less than one month, amounted to approximately $13,000, $35,000 and $30,000 for equipment leases and approximately $293,000, $331,000 and $426,000 for building leases in 2010, 2009 and 2008, respectively. Future minimum lease commitments as of December 31, 2010 under all noncancelable operating leases with initial terms of one year or more are shown in the following table (dollars in thousands):

Year	Lease Payments
2011	$ 255
2012	178
2013	205
2014	205
2015	151
Total	$ 994

NOTE 8 – FEDERAL AND STATE INCOME TAXES

The following table presents components of income tax expense attributable to continuing operations for the years ended December 31, 2010, 2009 and 2008 (dollars in thousands):

	2010	2009	2008
Current:			
Federal	$ 1,873	$ 1,569	$ 2,705
State	-	-	51
Total current	1,873	1,569	2,756
Deferred:			
Federal	(726)	(107)	(686)
State	(144)	(9)	(103)
Total deferred	(870)	(116)	(789)
Total provision for income	$ 1,003	$ 1,453	$ 1,967

Deferred Tax Effects of Principal Temporary Differences

	2010	2009	2008
Allowance for loan and lease losses	$ 3,604	$ 3,415	$ 3,298
Deferred compensation	2,050	1,861	1,673
Write down of other real estate	1,052	15	-
Amortization of core deposit intangible	727	878	1,030
Recognition of nonaccrual loan income	90	264	53
Unrealized gains (losses) on available-for-sale securities	506	(466)	(1,002)
Deferred post retirement benefit	1,883	1,955	2,005
Lease financing depreciations, net of rent	-	(104)	(163)
Accelerated depreciation	(282)	(251)	(131)
Amortization of goodwill	(1,937)	(1,722)	(1,507)
Alternative Minimum Tax	345	328	-
Dividend Income - F&M West	(244)	(248)	-
Other	(442)	(416)	(398)
Net deferred tax asset	$ 7,352	$ 5,509	$ 4,858

Reconciliation of Total Income Taxes Reported with the Amount of Income Taxes Computed at the Federal Statutory Rate (34% Each Year)

	2010	2009	2008
Tax expense at statutory rate	$ 2,791	$ 3,372	$ 3,800
Increase (decrease) in taxes resulting from:			
Tax exempt interest	(1,635)	(1,739)	(1,616)
Nondeductible interest expense	70	99	130
Employee benefits	(286)	(233)	(237)
Other nondeductible expenses (nontaxable income) - net	56	54	52
State income taxes net of federal tax benefit	(95)	(6)	(33)
Dividend income exclusion	(51)	(48)	(19)
Other	153	(46)	(110)
Total provision for income taxes	$ 1,003	$ 1,453	$ 1,967
Effective tax rate	12.2 %	14.7 %	17.6 %

The Corporation and one of its subsidiaries file consolidated income tax returns with the Internal Revenue Service and State of Tennessee. The Corporation is not subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007. There was no valuation allowance for deferred tax assets at December 31, 2010 and 2009. Management believes it is more-likely-than-not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

The Corporation did not have any liability for unrecognized tax benefits as of December 31, 2010 or 2009.

NOTE 9 – BORROWED FUNDS

The Bank is a party to the Blanket Agreement for Advances and Security Agreement (the "Blanket Agreement") with the Federal Home Loan Bank of Cincinnati (the "FHLB"). Advances made to the Bank under the Blanket Agreement are collateralized by the FHLB stock and unidentified qualifying residential mortgage loans totaling 150% of the outstanding amount borrowed. These collateralization matters are outlined in the Blanket Agreement dated June 20, 2006 between the Bank and the FHLB. The advances mature at varying dates throughout 2013 at interest rates ranging from 2.61 - 3.76%.

Scheduled annual principal maturities and interest rate terms of borrowings under this credit line as of December 31, 2010 for the next three years are as follows (dollars in thousands):

	2011	$	7,000,000
	2012		7,000,000
	2013		10,100,000
Total		$	24,100,000

Stock held in the FHLB totaling $3.0 million at December 31, 2010 is carried at cost. The stock is restricted and can only be sold back to the FHLB at par.

The Bank also has a Cash Management Advance Line of Credit Agreement (the "CMA") dated June 21, 2010, with the Federal Home Loan Bank. The CMA is a component of the Blanket Agreement. The purpose of the CMA is to assist with short-term liquidity management. Under the terms of the CMA, the Bank may borrow a maximum of $40,000,000, selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. There were no borrowings outstanding under the CMA as of December 31, 2010.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

The total outstanding loan commitments and standby letters of credit in the normal course of business at December 31, 2010 were $94.7 million and $9.4 million, respectively. Loan commitments are agreements to lend to a customer provided there is not a violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being used. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in making a loan.

The Bank's loan portfolio is well-diversified with loans generally secured by tangible personal property, real property, bank deposit accounts or stock. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. Collateral requirements for the loan portfolio are based on credit evaluation of each customer.

Various legal claims have arisen from time to time in the normal course of business which, in the opinion of management, should not have a material effect on the Corporation's consolidated operating results and financial condition.

NOTE 11 – REGULATORY MATTERS

The Corporation and the Bank are subject to federal regulatory risk-adjusted capital adequacy standards. Failure to meet capital adequacy requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a material adverse effect on the operating results and financial condition of the Corporation and the Bank. The applicable regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of Total Capital and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets. Actual capital amounts and ratios are presented in the table below (dollars in thousands). Management believes, as of December 31, 2010, that the Corporation and the Bank met all capital adequacy requirements to which they were subject.

(Dollars in Thousands)		Actual		For Minimum Capital Adequacy Purposes		For Minimum Regulatory Compliance Purposes	
As of December 31, 2010		Amount	Ratio	Amount	Ratio > or =	Amount	Ratio > or =
Total Capital (to Risk Weighted Assets)	Consolidated	**$ 106,147**	**16.21 %**	**$ 52,386**	**8.00 %**	**$ -**	**-**
	Bank	**103,093**	**15.84 %**	**52,067**	**8.00 %**	**65,084**	**10.00 %**
Tier I Capital (to Risk Weighted Assets)	Consolidated	**97,994**	**14.96 %**	**26,188**	**4.00 %**	**-**	**-**
	Bank	**94,940**	**14.58 %**	**26,040**	**4.00 %**	**39,070**	**6.00 %**
Tier I Capital (to Average Assets)	Consolidated	**97,994**	**10.39 %**	**37,726**	**4.00 %**	**-**	**-**
	Bank	**94,940**	**10.07 %**	**37,709**	**4.00 %**	**47,140**	**5.00 %**
As of December 31, 2009							
Total Capital (to Risk Weighted Assets)	Consolidated	$ 105,312	16.20 %	$ 51,924	8.00 %	$ -	-
	Bank	102,320	15.83 %	51,724	8.00 %	64,759	10.00 %
Tier I Capital (to Risk Weighted Assets)	Consolidated	97,221	14.96 %	25,951	4.00 %	-	-
	Bank	94,229	14.58 %	25,860	4.00 %	38,857	6.00 %
Tier I Capital (to Average Assets)	Consolidated	97,221	10.55 %	36,798	4.00 %	-	-
	Bank	94,229	10.22 %	36,852	4.00 %	46,145	5.00 %

NOTE 12 – FAIR VALUE MEASUREMENT

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Corporation utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy is set forth below. These valuation methodologies were applied to all of the Corporation's and the Bank's financial assets and financial liabilities of the Corporation and the Bank carried at fair value effective January 1, 2008. In general, fair value is based on quoted market prices, where available. If such quoted market prices are not available, fair value is based on internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Federal funds sold – At December 31, 2010, all the Bank's federal funds sold were settled overnight. As a result, the fair value of the federal funds is their carrying amount and therefore this asset is classified as Level 1 of the valuation hierarchy.

Securities available-for-sale – Securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Corporation obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Other assets – Included in other assets are certain assets carried at fair value, including the cash value of Bank-owned life insurance policies. The carrying amount of these assets is based on information received from the insurance carriers indicating the financial performance of the policies and the amount the Bank would receive should the policies be surrendered. The Bank reflects these investments within Level 2 of the valuation hierarchy.

Securities sold under repurchase agreements ("repurchase agreements"), federal funds purchased and other borrowings – At December 31, 2010, all of the Bank's repurchase agreements, federal funds purchased and other borrowings (overnight borrowings from the Federal Home Loan Bank) are settled on a short-term basis, usually daily. As a result, the fair value of the instruments approximates their carrying amount and such liabilities are classified as Level 2 within the valuation hierarchy.

Other liabilities – The Bank has certain liabilities carried at fair value. These include future obligations pursuant to a supplemental retirement plan and proceeds of split-dollar life insurance policies. For these obligations, the Bank discounts the anticipated future cash flows using current interest rates. The liabilities are classified as Level 3 within the valuation hierarchy. The obligations with a carrying value of $5.5 million were increased by a specific valuation model totaling approximately $600,000 to a total reported fair value of $6.1 million based on a model utilizing Level 3 valuation inputs.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Federal funds sold	$ 17,100	$ -	$ -	$ 17,100
Available-for-sale securities	-	236,180	-	236,180
Other assets	-	22,641	-	22,641
Total assets at fair value	$ 17,100	$ 258,821	$ -	$ 275,921
Securities sold under repurchase agreements	$ -	$ 5,813	$ -	$ 5,813
Other liabilities	-	-	6,104	6,104
Total liabilities at fair value	$ -	$ 5,813	$ 6,104	$ 11,917

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Federal funds sold	$ 16,725	$ -	$ -	$ 16,725
Available-for-sale securities	-	208,238	-	208,238
Other assets	-	21,329	-	21,329
Total assets at fair value	$ 16,725	$ 229,567	$ -	$ 246,292
Securities sold under repurchase agreements	$ -	$ 5,856	$ -	$ 5,856
Other liabilities	-	-	5,472	5,472
Total liabilities at fair value	$ -	$ 5,856	$ 5,472	$ 11,328

Certain financial assets and liabilities are measured at fair value on a nonrecurring basis. These instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The only financial asset or liability measured at fair value on a non-recurring basis for 2010 was impaired loans.

Impaired Loans – Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During 2010, certain impaired loans were re-measured and reported at fair value through a specific valuation allowance allocation of the allowance for loan and lease losses based on the fair value of the underlying collateral. Impaired loans with a carrying value of $25.1 million were reduced by specific valuation allowance allocations totaling $2.9 million to a total reported fair value of $22.2 million based on collateral valuations utilizing Level 3 valuation inputs.

Non-Financial Assets and Non-Financial Liabilities – Application of ASC Topic 820 to non-financial assets and non-financial liabilities became effective January 1, 2009. The Corporation has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

During 2010, certain foreclosed assets, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan and lease losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Foreclosed assets measured at fair value totaled $7.9 million (utilizing Level 2 valuation inputs) at December 31, 2010.

ASC Topic 825 requires disclosure of the fair value of financial assets and liabilities, including those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed below.

Estimated fair values have been determined by the Bank using the best available data. Many of the Bank's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an unforced, unforeclosed transaction. Therefore, significant estimations and present value calculations were used by the Bank for the purposes of this disclosure. Changes in assumptions or the estimation methodologies used could have a material effect on the estimated fair values included in this note.

Financial assets – Cash and cash equivalents are considered to be carried at their fair value and have not been valued differently from historical cost accounting. Both securities available-for-sale and held-to-maturity are valued by an independent pricing service as discussed in Note 2. A present value discounted cash flow methodology was used to value the net loan portfolio. The discount rate used in these calculations was the current rate at which new loans in the same classification for regulatory reporting purposes would be made. This rate was adjusted for credit loss and assumed prepayment risk. For loans with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

Financial liabilities – Deposits with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating the current market for similar liabilities. Financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance. For deposits with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances. The carrying amount of other short-term borrowings is considered to approximate fair value.

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

At December 31, 2010, the Bank had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and subject to customer's credit quality.

The following table presents the fair value of the Bank's financial instruments as of December 31, 2010 and 2009 (dollars in thousands):

	2010		2009	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets				
Cash and due from banks	**$ 11,161**	**$ 11,161**	$ 11,181	$ 11,181
Interest-bearing deposits in banks	**4,238**	**4,238**	5,557	5,557
Federal funds sold	**17,100**	**17,100**	16,725	16,725
Securities available-for-sale	**236,180**	**236,180**	208,238	208,238
Securities held-to-maturity	**39,975**	**40,778**	47,613	48,722
Loans, net	**549,759**	**563,270**	567,726	570,975
Accrued interest receivable	**4,044**	**4,044**	4,449	4,449

Financial liabilities				
Deposits	**791,826**	**793,270**	744,851	773,710
Federal funds purchased and securities sold under agreements to repurchase	**5,813**	**5,813**	5,856	5,856
Other short term liabilities	**372**	**372**	414	414
FHLB borrowings	**24,100**	**24,901**	34,177	34,177
Accrued interest payable	**1,078**	**1,078**	1,184	1,184
Off-balance sheet credit related instruments:				
Commitments to extend credit		**95**		103

Under ASC Topic 825, entities may choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value measurement option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions; therefore, the Corporation may record identical financial assets and liabilities at fair value or by another measurement basis permitted under generally accepted accounting principles; (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. During the reported periods, the Bank had no financial instruments measured at fair value under the fair value measurement option.

NOTE 13 – QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following table presents unaudited quarterly interim financial information for the Corporation for the years ended December 31, 2010 and 2009 (dollars in thousands, except per share amount):

2010	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Interest income	**$ 10,019**	**$ 10,174**	**$ 9,563**	**$ 9,853**	**$ 39,609**
Interest expense	**1,927**	**1,785**	**1,715**	**1,574**	**7,001**
Net interest income	**8,092**	**8,389**	**7,848**	**8,279**	**32,608**
Provision for loan and lease losses, net	**1,086**	**405**	**-**	**405**	**1,896**
Noninterest expenses, net of noninterest income	**5,882**	**5,848**	**5,544**	**5,229**	**22,503**
Income before income taxes	**1,124**	**2,136**	**2,304**	**2,645**	**8,209**
Income taxes	**(68)**	**196**	**478**	**397**	**1,003**
Net income	**$ 1,192**	**$ 1,940**	**$ 1,826**	**$ 2,248**	**$ 7,206**
Basic earnings per share	**$ 0.22**	**$ 0.35**	**$ 0.33**	**$ 0.41**	**$ 1.31**
Weighted average shares outstanding per quarter	**5,504,030**	**5,487,729**	**5,487,713**	**5,465,664**	**5,486,183**

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$ 10,244	$ 10,048	$ 10,224	$ 10,225	$ 40,741
Interest expense	2,556	2,374	2,148	1,995	9,073
Net interest income	7,688	7,674	8,076	8,230	31,668
Provision for loan and lease losses, net	655	770	405	405	2,235
Noninterest expenses, net of noninterest income	3,628	4,950	5,895	5,043	19,516
Income before income taxes	3,405	1,954	1,776	2,782	9,917
Income taxes	697	229	112	415	1,453
Net income	$ 2,708	$ 1,725	$ 1,664	$ 2,367	$ 8,464
Basic earnings per share	$ 0.49	$ 0.31	$ 0.30	$ 0.43	$ 1.53
Weighted average shares outstanding per quarter	5,574,778	5,547,088	5,522,498	5,506,993	5,537,611

NOTE 14 – DEPOSITS

The Bank does not have any foreign offices and all deposits are serviced in its 17 domestic offices. Maturities of time deposits of $100,000 or more at December 31, 2010 and 2009 are as follows (dollars in thousands):

	2010	2009
Under 3 months	$ 35,163	$ 31,868
3 to 12 months	54,769	59,491
Over 12 months	17,493	6,213
Total	$ 107,425	$ 97,572

The following table presents maturities of interest-bearing deposits as of December 31, 2010 (dollars in thousands):

Interest bearing transaction accounts	$ 421,772
2011	208,228
2012	12,734
2013	4,996
2014	6,637
2015	13,918
Thereafter	-
Total	$ 668,285

NOTE 15 – CONDENSED FINANCIAL INFORMATION OF THE CORPORATION

The following tables present the condensed balance sheets, statements of income and cash flows of the Corporation as of December 31, 2010 and 2009 (dollars in thousands, except per share amounts):

CONDENSED BALANCE SHEETS

	As of December 31,	
	2010	2009
Cash	$ 501	$ 236
Investment in bank subsidiary - at equity	103,168	104,086
Investment in credit life insurance company - at cost	54	54
Investment in other securities	17	17
Dividends receivable from bank subsidiary	-	2,538
Cash surrender value - life insurance	3,820	3,474
Total assets	$ 107,560	$ 110,405
Liabilities		
Payable to bank subsidiary	$ -	
Payable to directors	1,429	1,291
Other payable	4	(2)
Dividends payable	-	2,038
Total liabilities	1,433	3,327
Shareholders' equity		
Common stock - $10 par value, 8,000,000 shares authorized; 5,726,992 and 5,840,000 shares issued and outstanding, as of December 31, 2010 and December 31, 2009, respectively	54,300	55,070
Retained earnings	52,636	51,264
Accumulated other comprehensive income (loss)	(809)	744
Total shareholders' equity	106,127	107,078
Total liabilities and shareholders' equity	$ 107,560	$ 110,405

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF INCOME

	Year ended December 31,	
	2010	2009
Operating income		
Dividends from bank subsidiary	**6,603**	8,206
Other dividend income	**8**	13
Interest income	**-**	1
Other	**156**	131
Operating expenses	**(197)**	(189)
Income before equity in undistributed net income of bank subsidiary	**6,570**	8,162
Equity in undistributed net income (loss) of bank subsidiary	**636**	302
Net Income	**7,206**	8,464

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2010	2009
Operating activities		
Net income for the year	**$ 7,206**	$ 8,464
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed net income of bank subsidiary	**636**	(302)
Increase in cash surrender value of life insurance contracts	**(156)**	(69)
(Decrease) increase in other assets	**2,538**	(330)
Increase in payables	**144**	119
Total adjustments	**1,890**	(582)
Net cash provided by operating activities	**9,096**	7,882
Investing activities		
Purchase of single premium life insurance policy	**(190)**	-
Net cash used by investing activities	**(190)**	-
Financing activities		
Payment to repurchase common stock	**(2,564)**	(3,650)
Cash dividends paid	**(6,077)**	(4,027)
Net cash used by financing activities	**(8,641)**	**(7,677)**
Increase in cash	**265**	**205**
Cash at beginning of year	**236**	31
Cash at end of year	**$ 501**	$ 236

NOTE 16 – EMPLOYEE BENEFIT PLANS

The Bank contributes to a qualified profit-sharing plan covering employees who meet participation requirements. The amount of the contribution is at the discretion of the Bank's Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions to the plan, which amounted to approximately $763,000, $1.2 million and $1.4 million in 2010, 2009 and 2008, respectively, are included in salaries and employee benefits expense.

In 1992, the Bank formalized a nonqualified salary continuation plan for certain key officers. In connection with this plan, the value of the single premium universal life insurance policies (approximately $933,000 at December 31, 2010 and approximately $932,000 at December 31, 2009) purchased in 1993 to fund the plan and the related liability (approximately $112,000 at December 31, 2010 and $155,000 at December 31, 2009) were included in other assets and other liabilities, respectively. Net noncash income/expense recognized a loss of on these policies of approximately $3,000 in 2010, $20,000 in 2009 and $8,000 in 2008 is included in the above asset values. The principal cost of the plan is accrued over the anticipated remaining period of active employment, based on the present value of the expected retirement benefit. Beginning in January 2009, the Bank combined the income and expense related to the plan.

In 1993, the Corporation and the Bank implemented a deferred compensation plan that permits directors to defer their director's fees and earn interest on the deferred amount. Liability increases for current deferred fees, net of benefits paid, of approximately $532,000 for 2010, $536,000 for 2009 and $645,000 for 2008 have been recognized in the accompanying consolidated financial statements. In connection with this plan, a single premium universal life insurance policy was purchased on the life of each director who elected to participate. In 2010, two life insurance policies totaling $467,500 were purchased. Net noncash income recognized on these policies of approximately $477,000 in 2010, $355,000 in 2009 and $470,000 in 2008 was included in the cash surrender values of $12.8 million, $11.5 million and $11.3million reported in other assets at December 31, 2010, 2009 and 2008, respectively.

In 1996, the Bank established an officer group term replacement/split-dollar plan to provide life insurance benefits that would continue after retirement. A single premium universal life insurance policy was purchased to fund the plan and a split-dollar agreement was made with an irrevocable trust that specified the portion of the insurance proceeds that would become part of the trust. The value of this policy ($1.2 million at December 31, 2010 and $1.2 million at December 31, 2009) is included in other assets, and net noncash income recognized on this policy of approximately $24,000 in 2010, $29,000 in 2009 and $28,000 in 2008 is included in the above asset values.

In 2002, the Bank implemented a Director Split-Dollar Life Insurance Plan and an Executive Split-Dollar Life Insurance Plan. The Bank purchased a single premium whole life insurance policy on the life of each participant and endorsed a portion of the policy death benefits to the insured's estate, a trust or another individual. The total life insurance purchased was $3.735 million in 2002, approximately $190,000 in 2003 and approximately $253,000 in 2004. Additional single premium universal life insurance policies, totaling approximately $154,000 in 2005, $623,000 in 2007, $559,000 in 2008, and $833,000 in 2009, were purchased for new participants. In 2010, there were no insurance policies purchased. Net noncash income was recognized on these policies of approximately $342,000 in 2010 and $221,000 in 2009 and was included in the asset value of $7.7 million as of December 31, 2010 ($7.7 million as of December 31, 2009), which is a part of other assets.

ASC Topic 715 requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to post-retirement periods. Life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity's obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee's active service period based on the future cost of insurance to be incurred during the employee's retirement. If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in ASC Topic 715. This topic provides accounting guidance for postretirement benefits related to collateral assignment split-dollar life insurance arrangements, whereby the employee owns and controls the insurance policies. The consensus concludes that an employer should recognize a liability for the postretirement benefit in accordance with ASC Topic 715, as well as recognize an asset based on the substance of the arrangement with the employee. The guidance was effective for fiscal years beginning after December 15, 2009. The Corporation and the Bank adopted ASC Topic 715 on January 1, 2009, and the effect of adoption on the consolidated financial statements was a reduction in retained earnings of approximately $342,000 and an increase in accrued liabilities of approximately $342,000.

The Bank is the beneficiary of the insurance policies that fund the salary continuation plan, the deferred compensation plan, the group term replacement/split-dollar plan and the split-dollar life insurance plans. These policies had an aggregate current death benefit of $46.6 million at December 31, 2010.

NOTE 17 – POST RETIREMENT BENEFIT PLAN

The Corporation sponsors a defined benefit post-retirement health care plan covering employees who were hired before March 27, 2007. Under the plan, covered employees may retire at age 60 with 15 years of work experience with the Bank. ASC Topic 715 requires employers to (i) recognize the overfunded or underfunded status of a single-employer defined benefit post-retirement plan as an asset or liability in its statement of financial position and (ii) recognize changes in that funded status in comprehensive income. ASC Topic 715 also requires companies to accrue the cost of post-retirement health care and life insurance benefits within the employees' active service periods. Eligibility requirements for employees hired prior to March 27, 2007 are as follows:

- 25 years of service at any age;
- 15 years of service at attained age 60; and
- 15 years of service at attained age 55, with a qualifying disability

Premiums paid by retirees and spouses depend on date of retirement, age and coverage election. Employees retiring after June 2007, who are at least 60 years old with a minimum of 15 years of service, will pay half of the full monthly premium. Coverage will cease at age 63.5 for persons who retire with less than 25 years of service. All persons hired after March 27, 2007 are ineligible for retiree health benefits.

The following table provides further information about the plan (dollars in thousands):

Obligations and Funded Status

	Post-Retirement Benefits	
	2010	2009
Change in benefit obligation		
Benefit obligation at beginning of year	$ 1,924	$ 1,381
Service cost	22	22
Interest cost	160	124
Plan participants' contributions	102	88
Actuarial (gain) loss	(117)	454
Benefits paid	(272)	(145)
Benefit obligation at end of year	$ 1,819	$ 1,924
Change in plan assets		
Fair value of plans assets at beginning of year	$ -	$ -
Actual return on plan assets	-	-
Employer contribution	170	58
Plan participants' contributions	102	87
Benefits paid	(272)	(145)
Fair value of plan assets at end of year	$ -	$ -
Funded status	$ (1,819)	$ (1,924)
Unrecognized net actuarial (gain) loss	(3,240)	(3,010)
Prepaid (accrued) benefit cost	$ (5,059)	$ (4,934)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (dollars in thousands):

Year	Gross Benefits	Participant Contributions	Company Benefits
2011	$ 287	$ 106	$ 181
2012	309	122	187
2013	336	139	197
2014	365	154	211
2015	377	176	201
2016 and later	1,794	994	800
	$ 3,468	$ 1,691	$ 1,777

The following table gives the Health Care Cost Trend, which is applied to gross charges, net claims and retiree paid premiums to reflect the Corporation's past practice and stated ongoing intention to maintain relatively constant cost sharing between the Corporation and retirees:

	2010	2009
Health care cost trend rate assumed for next year	8%	9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6%	6.5%
Year that the rate reaches the ultimate trend rate	2015	2014

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (dollars in thousands):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 212	$ (178)
Effect on postretirement benefit obligation	20	(20)

SHARHOLDER INFORMATION

The 5,430,000 shares of common stock of the Corporation outstanding at December 31, 2010 had an estimated market value of $169.0 million and were held by 2,097 shareholders located primarily in the Corporation's market area. A small number of shareholders are not identified individually because some bank nominees, including the Bank's Trust Department, are listed as record owners when, in fact, these holdings represent more than one beneficial owner. No single shareholder's ownership exceeded 5% at year end.

There is no established public trading market for shares of the Corporation's common stock. The table below shows the high and low price of the Corporation's common stock taken from reported prices by those buyers and sellers willing to disclose this information. This table also shows the semi-annual dividend paid per share of common stock, in each of the last two years. In 2010, the Corporation repurchased 76,993 shares of its common stock in several privately negotiated transactions.

		High	Low	Dividend
2010	**First Quarter**	**$ 43.20**	**$ 42.30**	**$ -**
	Second Quarter	**42.30**	**38.10**	**0.370**
	Third Quarter	**38.95**	**38.10**	**-**
	Fourth Quarter	**38.95**	**31.13**	**0.370**
2009	First Quarter	$ 50.00	$ 48.00	$ -
	Second Quarter	50.00	49.00	0.365
	Third Quarter	49.00	49.00	-
	Fourth Quarter	49.00	43.20	0.370

ADDITIONAL FINANCIAL DATA

The following table presents consolidated comparative data for the Corporation for the years shown:

COMPARATIVE DATA
(Dollars In Thousands)

	2010	2009	2008	2007	2006
Total Assets	**$ 941,709**	$ 935,028	$ 911,137	$ 823,046	$ 820,084
Average assets	**$ 953,239**	$ 922,568	$ 855,278	$ 797,239	$ 807,473
Average loans (net)	**$ 564,388**	$ 579,998	$ 534,441	$ 484,308	$ 467,545
Average deposits	**$ 795,786**	$ 760,315	$ 701,428	$ 673,728	$ 680,299
Return on average assets	**0.76%**	0.92%	1.08%	1.08%	0.96%
Return on average equity	**6.60%**	7.90%	8.60%	8.36%	7.33%
Tier 1 capital to average assets	**10.39%**	10.55%	10.93%	12.22%	12.50%

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FIRST FARMERS
Member FDIC

For the life *you* lead®

Special thanks to the Aubrey Preston family in Leiper's Fork, Tennessee for the use of the farm in the cover photograph.



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